UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant To Rule 13a-16 Or 15d-16 of the

Securities Exchange Act of 1934

For the month of August 2025

Commission File Number: 333-251238

COSAN S.A.

(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant’s name into English)

 Av. Brigadeiro Faria Lima, 4100, – 16th floor
São Paulo, SP 04538-132 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40‑F:

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes   ☐   No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes   ☐   No  ☒

Condensed Interim Financial Statements - (a free translation from the original prepared in Portuguese)

June 30, 2025

cosan

a

1

2

Report on review of parent company
and consolidated condensed interim
financial statements

To the Board of Directors and Stockholders
Cosan S.A.

Introduction

We have reviewed the accompanying interim statement of financial position of Cosan S.A. ("Company") as at June 30, 2025 and the related statements of profit or loss and other comprehensive income for the quarter and six-month period then ended, and the statements of changes in equity and cash flows for the six-month period then ended, as well as the accompanying consolidated interim statement of financial position of the Company and its subsidiaries ("Consolidated") as at June 30, 2025 and the related consolidated statements of profit or loss and other comprehensive income for the quarter and six-month period then ended, and the consolidated statements of changes in equity and cash flows for the six-month period then ended, and explanatory notes.

Management is responsible for the preparation and presentation of these parent company and consolidated condensed interim financial statements in accordance with the accounting standard CPC 21, Interim Financial Reporting, of the Brazilian Accounting Pronouncements Committee (CPC), and International Accounting Standard (IAS) 34 - Interim Financial Reporting, of the International Accounting Standards Board (IASB). Our responsibility is to express a conclusion on these condensed interim financial statements based on our review.

Scope of review

We conducted our review in accordance with Brazilian and International Standards on Reviews of Interim Financial Information (NBC TR 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity, and ISRE 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Brazilian and International Standards on Auditing and consequently did not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the accompanying parent company and consolidated condensed interim financial statements referred to above are not prepared, in all material respects, in accordance with CPC 21 and IAS 34.

PricewaterhouseCoopers Auditores Independentes Ltda.
Avenida Brigadeiro Faria Lima, 3732, Edifício B32, 16[o],
São Paulo, SP, Brasil, 04538-132
www.pwc.com.br	T: +55 (11) 4004-8000

3

Statements of value added

The interim condensed financial statements referred to above include the parent company and consolidated statements of value added for the six-month period ended June 30, 2025. These statements are the responsibility of the Company's management and are presented as supplementary information under IAS 34. These statements have been subjected to review procedures performed together with the review of the condensed interim financial statements for the purpose of concluding whether they are reconciled with the condensed interim financial statements and accounting records, as applicable, and if their form and content are in accordance with the criteria defined in the accounting standard CPC 09 - "Statement of Value Added". Based on our review, nothing has come to our attention that causes us to believe that these statements of value added have not been properly prepared, in all material respects, in accordance with the criteria established in this accounting standard, and consistent with the parent company and consolidated condensed interim financial statements taken as a whole.

Audit and review of previous year's figures

The condensed interim financial statements referred to in the first paragraph include accounting information corresponding to the statements of profit or loss and other comprehensive income for the for the quarter and six-month period ended June 30, 2024, and the statements of changes in equity, cash flows and value added for the six-month period ended June 30, 2024, obtained from the condensed interim financial statements for that period, and the statement of financial position as of December 31, 2024, obtained from the financial statements ended December 31, 2024, presented for comparison purposes. The review of the condensed interim financial statements for the period ended June 30, 2024 and the audit of the financial statements for the year ended December 31, 2024 were conducted under the responsibility of other independent auditors, who issued review and audit reports dated August 14, 2024, and March 10, 2025, respectively, without qualifications.

São Paulo, August 14, 2025

PricewaterhouseCoopers
Auditores Independentes Ltda.
CRC 2SP000160/O-5

Alessandro Marchesino de Oliveira
Contador CRC 1SP265450/O-8

4

Interim statement of financial position

(In thousands of Brazilian reais - R$)

		Parent Company		Consolidated
	Note	June 30, 2025	December 31, 2024	June 30, 2025	December 31, 2024
Assets
Cash and cash equivalents	5.1	2,931,314	2,201,267	13,527,889	16,903,542
Restricted cash		—	—	27,915	28,006
Marketable securities		485,179	805,335	2,723,105	3,272,941
Trade receivables		—	—	3,951,961	3,730,364
Derivative financial instruments	5.3	—	18,402	161,993	905,341
Inventories		—	—	2,104,814	2,072,905
Receivables from related parties	5.4	152,874	114,099	184,061	197,063
Income tax receivable		657,871	453,308	972,638	793,721
Other current tax receivable		5,373	5,364	902,796	886,136
Dividend receivable		11,848	19,377	32,669	153,548
Reduction of capital receivable		—	1,013,714	—	—
Sectorial financial assets		—	—	258,142	221,947
Other financial assets		—	—	91	675
Other current assets		91,740	50,896	1,054,926	629,426
Current assets		4,336,199	4,681,762	25,903,000	29,795,615
Current assets held for sale		795,828	796,211	979,697	978,788
		5,132,027	5,477,973	26,882,697	30,774,403

Trade receivables		—	—	166,429	265,370
Marketable securities		224,748	—	325,481	113,360
Restricted cash		188	—	192,778	146,297
Deferred tax assets	9	1,158,637	1,758,410	3,488,404	4,495,296
Receivables from related parties	5.4	95,250	292,882	26,319	202,826
Income tax receivable		—	—	140,012	264,308
Other non-current tax receivable		36,083	35,177	1,599,348	1,334,553
Judicial deposits	10	390,067	416,969	1,054,531	1,056,690
Derivative financial instruments	5.3	120,468	1,547,093	1,998,415	2,893,987
Sectorial financial assets		—	—	530,602	509,695
Other non-current assets		137,906	140,594	834,681	739,386
Other financial assets		—	—	4,472	3,820
Investment in subsidiaries and associates	6.1	22,482,118	31,308,696	1,638,515	10,678,566
Investment in joint ventures	7	1,013,743	1,193,072	8,960,090	10,545,044
Property, plant and equipment	8.1	39,042	39,038	24,367,923	23,019,016
Intangible assets and goodwill	8.2	11,441	9,873	26,477,844	26,330,785
Contract assets		—	—	1,031,451	1,114,830
Right-of-use assets	8.3	16,102	17,557	9,583,592	9,958,751
Investment property		—	—	16,732,690	16,818,919
Non-current assets		25,725,793	36,759,361	99,153,577	110,491,499

Total assets		30,857,820	42,237,334	126,036,274	141,265,902

The accompanying notes are an integral part of the condensed interim individual and consolidated financial statements.Condensed statement of financial position

5

Interim statement of financial position

(In thousands of Brazilian reais - R$)

		Parent Company		Consolidated
	Note	June 30, 2025	December 31, 2024	June 30, 2025	December 31, 2024
Liabilities
Loans, borrowings and debentures	5.2	480,944	347,032	3,873,610	4,403,148
Leases		9,987	9,227	1,016,530	1,007,533
Derivative financial instruments	5.3	252,037	1,074,991	2,027,992	2,504,117
Trade payables	5.5	1,366	2,900	4,059,315	5,168,593
Employee benefits payables		26,489	43,356	582,617	794,906
Income tax payables		13,837	18,514	142,713	414,823
Other taxes payable		80,992	78,197	605,900	637,842
Dividends payable	11	39	3,495	135,875	96,722
Reduction of capital payable		—	—	—	486,285
Concessions payable		—	—	178,611	166,273
Related party payables	5.4	146,329	210,620	377,952	416,410
Sectorial financial liabilities		—	—	78,067	64,718
Other financial liabilities	5	—	—	695,027	770,103
Other current liabilities		308,389	298,534	855,658	895,223
Current liabilities		1,320,409	2,086,866	14,629,867	17,826,696
Liabilities related to assets held for sale		—	—	86,145	86,138
		1,320,409	2,086,866	14,716,012	17,912,834

Loans, borrowings and debentures	5.2	15,659,544	21,003,523	56,526,653	62,052,278
Leases		12,482	15,232	5,359,142	5,502,220
Derivative financial instruments	5.3	159,973	29,883	618,691	966,087
Trade payables	5.5	—	—	19,763	19,256
Employee benefits payables		—	—	31,294	19,101
Other taxes payable		135,436	216,203	163,811	255,245
Income tax payables		52,928	—	124,485	—
Provision for legal proceedings	10	266,965	308,607	2,044,858	2,044,633
Concessions payable		—	—	3,793,992	3,554,917
Investments with unsecured liabilities	6.1	349,663	263,722	—	—
Related party payables	5.4	5,359,068	7,052,404	1,078	1,078
Post-employment benefits		389	279	566,971	526,620
Deferred tax liabilities	9	—	—	6,003,008	5,973,506
Sectorial financial liabilities		—	—	2,068,665	1,975,521
Deferred income		—	—	15,336	16,589
Other financial liabilities	5	—	—	158,475	297,736
Other non-current liabilities		349,903	356,851	719,624	749,919
Non-current liabilities		22,346,351	29,246,704	78,215,846	83,954,706
Total liabilities		23,666,760	31,333,570	92,931,858	101,867,540

Shareholders’ equity	11
Share capital		8,182,738	8,832,544	8,182,738	8,832,544
Treasury shares		(84,162)	(50,708)	(84,162)	(50,708)
Additional paid-in capital		1,171,058	2,205,878	1,171,058	2,205,878
Accumulated other comprehensive income		655,361	565,855	655,361	565,855
Profit reserve		—	8,773,990	—	8,773,990
Retained losses		(2,733,935)	(9,423,795)	(2,733,935)	(9,423,795)
Equity attributable to owners of the Company		7,191,060	10,903,764	7,191,060	10,903,764
Non-controlling interests	6.2	—	—	25,913,356	28,494,598
Total shareholders' equity		7,191,060	10,903,764	33,104,416	39,398,362
Total liabilities and shareholders' equity		30,857,820	42,237,334	126,036,274	141,265,902

The accompanying notes are an integral part of the condensed interim individual and consolidated financial statements.

6

Interim statement of profit or loss

(In thousands of Brazilian reais - R$, except earnings (loss) per share)

		Parent Company				Consolidated
		Period of three months ended June 30,		Period of six months ended June 30,		Period of three months ended June 30,		Period of six months ended June 30,
	Note	2025	2024	2025	2024	2025	2024	2025	2024
Net sales	13	—	—	—	—	10,477,652	10,694,008	20,140,253	20,536,064
Cost of sales	14	—	—	—	—	(6,881,505)	(7,137,604)	(13,673,411)	(14,066,041)
Gross profit		—	—	—	—	3,596,147	3,556,404	6,466,842	6,470,023

Selling expenses	14	—	—	—	—	(457,529)	(376,497)	(897,585)	(737,901)
General and administrative expenses	14	(77,614)	(111,518)	(135,551)	(215,201)	(643,624)	(611,413)	(1,178,656)	(1,194,668)
Other operating income (expenses), net	15	(7,925)	28,634	166,001	14,395	488,794	165,774	1,012,924	166,535
Impairment	15	—	—	—	—	(397,531)	(2,574,817)	(683,139)	(2,574,817)
Operating (expenses) income		(85,539)	(82,884)	30,450	(200,806)	(1,009,890)	(3,396,953)	(1,746,456)	(4,340,851)

Loss (profit) before equity in earnings of investees, finance results and income taxes		(85,539)	(82,884)	30,450	(200,806)	2,586,257	159,451	4,720,386	2,129,172

Interest in earnings (losses) of subsidiaries and associates	6.1	46,008	753,820	(447,229)	1,577,990	79,604	833,371	98,652	1,294,795
Interest in (losses) earnings of joint ventures	7	(92,880)	50,927	(221,073)	5,052	(828,449)	450,974	(1,967,495)	47,066
Equity in earnings (losses) of investees		(46,872)	804,747	(668,302)	1,583,042	(748,845)	1,284,345	(1,868,843)	1,341,861

Finance expense		(623,490)	(625,774)	(1,387,451)	(1,155,309)	(2,060,943)	(2,130,752)	(4,774,585)	(3,995,308)
Finance income		111,488	42,188	336,030	100,371	716,707	726,385	1,754,607	1,341,486
Foreign exchange, net		421,118	(1,514,581)	1,500,402	(1,852,577)	794,492	(2,442,818)	2,588,455	(2,974,036)
Net effect of derivatives		(562,976)	652,311	(1,726,075)	138,950	(1,253,143)	1,325,382	(3,274,360)	1,326,726
Finance results, net	16	(653,860)	(1,445,856)	(1,277,094)	(2,768,565)	(1,802,887)	(2,521,803)	(3,705,883)	(4,301,132)

Profit (loss) before income taxes		(786,271)	(723,993)	(1,914,946)	(1,386,329)	34,525	(1,078,007)	(854,340)	(830,099)

Income taxes	9
Current		—	—	—	(3,849)	(371,559)	(543,520)	(674,721)	(827,916)
Deferred		(159,771)	496,885	(818,990)	970,896	(231,063)	652,042	(974,436)	952,076
		(159,771)	496,885	(818,990)	967,047	(602,622)	108,522	(1,649,157)	124,160
Loss for the period		(946,042)	(227,108)	(2,733,936)	(419,282)	(568,097)	(969,485)	(2,503,497)	(705,939)

Profit (loss) attributable to:
Owners of the Company		(946,042)	(227,108)	(2,733,936)	(419,282)	(946,042)	(227,108)	(2,733,936)	(419,282)
Non-controlling interests		—	—	—	—	377,945	(742,377)	230,439	(286,657)
		(946,042)	(227,108)	(2,733,936)	(419,282)	(568,097)	(969,485)	(2,503,497)	(705,939)

Earnings (loss) per share	12
Basic						R$ (0.51)	R$ (0.12)	R$ (1.47)	R$ (0.22)
Diluted						R$ (0.51)	R$ (0.12)	R$ (1.47)	R$ (0.22)

The accompanying notes are an integral part of the condensed interim individual and consolidated financial statements.

7

Interim statement of other comprehensive income

(In thousands of Brazilian reais - R$, except earnings (loss) per share)

	Parent Company				Consolidated
	Period of three months ended June 30,		Period of six months ended June 30,		Period of three months ended June 30,		Period of six months ended June 30,
	2025	2024	2025	2024	2025	2024	2025	2024
Loss for the period	(946,042)	(227,108)	(2,733,936)	(419,282)	(568,097)	(969,485)	(2,503,497)	(705,939)

Other comprehensive income:
Items that are or may be reclassified subsequently to profit or loss:
Foreign currency translation differences	221,491	101,317	(69,205)	164,203	244,609	131,448	(45,589)	194,502
Gain (loss) on cash flow hedge	9,810	(127,372)	172,697	(159,756)	25,815	(229,812)	219,360	(291,759)
Deferred taxes	—	—	—	—	(19,548)	62,666	(47,573)	82,049
	231,301	(26,055)	103,492	4,447	250,876	(35,698)	126,198	(15,208)

Items that will not be reclassified to profit or loss:
Actuarial gains (losses) with defined benefit plan	13	892	(22,484)	16,968	(7,230)	(14,138)	(37,619)	10,148
Deferred taxes	(1)	—	8,498	(1,668)	7,022	14,981	24,024	6,724
	12	892	(13,986)	15,300	(208)	843	(13,595)	16,872

Total comprehensive loss for the period	(714,729)	(252,271)	(2,644,430)	(399,535)	(317,429)	(1,004,340)	(2,390,894)	(704,275)

Comprehensive income (loss) attributable to:
Owners of the Company	(714,729)	(252,271)	(2,644,430)	(399,535)	(714,729)	(252,271)	(2,644,430)	(399,535)
Non-controlling interests	—	—	—	—	397,300	(752,069)	253,536	(304,740)
	(714,729)	(252,271)	(2,644,430)	(399,535)	(317,429)	(1,004,340)	(2,390,894)	(704,275)

The accompanying notes are an integral part of the condensed interim individual and consolidated financial statements.

8

Interim statement of changes in equity

(In thousands of Brazilian reais - R$)

			Capital reserve			Profit reserve			Shareholders’ equity attributable to
	Share capital	Treasury shares	Corporate transactions - Law 6,404/76	Additional paid-in capital	Accumulated other comprehensive income	Legal	Statutory reserve	Retained losses	Controlling shareholders	Non-controlling shareholders	Total equity
Balance as at January 1, 2025	8,832,544	(50,708)	737	2,205,141	565,855	58,802	8,715,188	(9,423,795)	10,903,764	28,494,598	39,398,362

Profit (loss) for the period	—	—	—	—	—	—	—	(2,733,936)	(2,733,936)	230,439	(2,503,497)

Other comprehensive income
Gain (loss) from cash flow hedge	—	—	—	—	172,697	—	—	—	172,697	(910)	171,787
Foreign currency translation differences	—	—	—	—	(69,205)	—	—	—	(69,205)	23,616	(45,589)
Actuarial gains (losses) on defined benefit plans, net of tax	—	—	—	—	(13,986)	—	—	—	(13,986)	391	(13,595)
Total comprehensive income (loss) for the period	—	—	—	—	89,506	—	—	(2,733,936)	(2,644,430)	253,536	(2,390,894)

Transactions with owners of the Company contributions and distributions:
Effect arising from capital increase in subsidiary	—	—	—	(89,084)	—	—	—	—	(89,084)	89,084	—
Own shares acquired (note 11 (a))	—	(34,022)	—	—	—	—	—	—	(34,022)	—	(34,022)
Share-based payments	—	568		538	—	—	—	—	1,106	11,955	13,061
Absorption of accumulated losses (note 11 (c))	(649,806)	—	—	—	—	(58,802)	(8,715,188)	9,423,796	—	—	—
Dividends	—	—	—	—	—	—	—	—	—	(1,745,209)	(1,745,209)
Employee share schemes - value of employee services	—	—	—	29,289	—	—	—	—	29,289	3,133	32,422
Total contributions and distributions	(649,806)	(33,454)	—	(59,257)	—	(58,802)	(8,715,188)	9,423,796	(92,711)	(1,641,037)	(1,733,748)

Transactions with owners of the Company:
Change of shareholding interest in subsidiary (note 6.1)	—	—	—	(975,563)	—	—	—	—	(975,563)	(1,193,741)	(2,169,304)
Total transactions with owners of the Company	—	—	—	(975,563)	—	—	—	—	(975,563)	(1,193,741)	(2,169,304)

Total transactions with owners of the Company contributions and distributions	(649,806)	(33,454)	—	(1,034,820)	—	(58,802)	(8,715,188)	9,423,796	(1,068,274)	(2,834,778)	(3,903,052)

Balance as at June 30, 2025	8,182,738	(84,162)	737	1,170,321	655,361	—	—	(2,733,935)	7,191,060	25,913,356	33,104,416

The accompanying notes are an integral part of the condensed interim individual and consolidated financial statements.

Condensed statement of changes in equity

9

Interim statement of changes in equity

(In thousands of Brazilian reais - R$)

			Capital reserve			Profit reserve				Shareholders’ equity attributable to
	Share capital	Treasury shares	Corporate transactions - Law 6,404/76	Additional paid-in capital	Accumulated other comprehensive income	Legal	Statutory reserve	Profit retention	Retained losses	Controlling shareholders	Non-controlling shareholders	Total equity
Balance as at January 1, 2024	8,682,544	(93,917)	737	2,561,227	314,325	58,802	8,610,796	820,793	—	20,955,307	30,025,873	50,981,180
Loss for the period	—	—	—	—	—	—	—	—	(419,282)	(419,282)	(286,657)	(705,939)
Other comprehensive income
Gain (loss) from cash flow hedge	—	—	—	—	(159,756)	—	—	—	—	(159,756)	(49,954)	(209,710)
Foreign currency translation differences	—	—	—	—	164,203	—	—	—	—	164,203	30,299	194,502
Actuarial gains with defined benefit plan, net of tax	—	—	—	—	15,300	—	—	—	—	15,300	1,572	16,872
Total comprehensive income (loss) for the period	—	—	—	—	19,747	—	—	—	(419,282)	(399,535)	(304,740)	(704,275)
Transactions with owners of the Company contributions and distributions:
Capital increase	150,000	—	—	—	—	—	(150,000)	—	—	—	—	—
Capital reduction in subsidiary	—	—	—	—	—	—	—	—	—	—	(20,629)	(20,629)
Share-based payment	—	43,678	—	(132,064)	—	—	—	—	—	(88,386)	9,700	(78,686)
Loss in dividend distribution to non-controlling shareholders	—	—	—	(420)	—	—	—	—	—	(420)	549	129
Dividends	—	—	—	—	—	—	(566,401)	—	—	(566,401)	(1,249,678)	(1,816,079)
Own shares acquired	—	(162,174)	—	—	—	—	—	—	—	(162,174)	—	(162,174)
Employee share schemes - value of employee services	—	—	—	47,775	—	—	—	—	—	47,775	10,521	58,296
Total contributions and distributions	150,000	(118,496)	—	(84,709)	—	—	(716,401)	—	—	(769,606)	(1,249,537)	(2,019,143)

Transactions with owners of the Company:
Change of shareholding interest in subsidiary	—	—	—	(1,852)	—	—	—	—	—	(1,852)	—	(1,852)
Total transactions with owners of the Company	—	—	—	(1,852)	—	—	—	—	—	(1,852)	—	(1,852)
Total transactions with owners of the Company contributions and distributions	150,000	(118,496)	—	(86,561)	—	—	(716,401)	—	—	(771,458)	(1,249,537)	(2,020,995)

Balance as at June 30, 2024	8,832,544	(212,413)	737	2,474,666	334,072	58,802	7,894,395	820,793	(419,282)	19,784,314	28,471,596	48,255,910

The accompanying notes are an integral part of the condensed interim individual and consolidated financial statements.

10

Interim statement of cash flows

(In thousands of Brazilian reais - R$)

Condensed statement of cash flows

		Parent Company		Consolidated
		Period of six months ended June 30,
	Note	2025	2024	2025	2024
Cash flows from operating activities
Profit (loss) before income taxes		(1,914,946)	(1,386,329)	(854,340)	(830,099)
Adjustments for:
Depreciation and amortization	14	9,792	7,780	1,960,208	1,833,725
Impairment	15	—	—	683,139	2,574,817
Interest in earnings (losses) of subsidiaries and associates	6.1	447,229	(1,577,990)	(98,652)	(1,294,795)
Interest in earnings (losses) of joint ventures	7	221,073	(5,052)	1,967,495	(47,066)
Loss (gain) on disposed assets	15	—	7	35,612	40,261
Share-based payment	17	12,440	32,836	44,618	81,258
Provision for legal proceedings	15	53,921	3,877	143,507	149,301
Interest, derivatives, monetary and foreign exchange, net		1,506,757	2,786,747	4,629,865	4,994,791
Sectorial financial assets and liabilities, net		—	—	(1,418)	28,016
Provisions for employee benefits		24,674	19,459	212,337	190,575
Allowance for expected credit losses		—	—	31,220	23,670
Profit on sale of investment	15	—	—	—	383,205
Insurance claims	2.1	—	—	(491,427)	—
Income from finance investments		(9,143)	—	(9,143)	(63,966)
Previously recognized gain in other comprehensive income reclassified to profit or loss upon disposal of investment	15	(206,388)	—	(206,388)	—
Other		110	611	52,672	(103,303)
		145,519	(118,054)	8,099,305	7,960,390
Variation in:
Trade receivable		—	—	(8,966)	(654,468)
Inventories		—	—	(261,788)	(82,238)
Other taxes, net		(2,950)	(7,974)	(313,916)	33,447
Income tax		(18,501)	69,003	(136,735)	(198,354)
Income taxes paid		—	—	(594,738)	(498,998)
Related parties, net		(16,373)	384	(41,568)	109,994
Trade payables		(1,396)	1,001	(18,112)	122,132
Employee benefits		(46,255)	(58,180)	(417,779)	(347,607)
Provision for legal proceedings		2,124	1,678	(108,443)	(157,302)
Derivative financial instruments		—	—	(31,761)	(18,095)
Other financial liabilities		—	—	(243,766)	(31,671)
Judicial deposits		(7,576)	(3,026)	(22,392)	(127,925)
Post-employment benefit obligation		—	—	(20,193)	(17,659)
Other assets and liabilities, net		(34,980)	(19,255)	(220,565)	22,213
		(125,907)	(16,369)	(2,440,722)	(1,846,531)

Net cash generated from (used in) operating activities		19,612	(134,423)	5,658,583	6,113,859

Cash flows from investing activities
Capital contribution to associates		(333,892)	(4,173,198)	—	—
Capital contribution in joint ventures		—	(8,337)	—	(8,337)
Sale (purchase) of marketable securities, net		349,576	123,223	665,309	(242,724)
Restricted cash		(188)	43,048	(50,078)	40,779
Dividends received from subsidiaries and associates		592,906	1,787,186	49,544	644,631

11

Interim statement of cash flows

(In thousands of Brazilian reais - R$)

		Parent Company		Consolidated
		Period of six months ended June 30,
	Note	2025	2024	2025	2024
Dividends received from joint venture		5,184	228,342	45,640	293,912
Dividends received from finance investment		87,608	—	87,608	—
Other financial assets		(148)	—	45	(354)
Cash in the incorporation operation		10,089	—	—	—
Capital reduction in subsidiaries		1,013,760	5,227	11,000	—
Acquisition of property, plant and equipment, intangible and contract assets		(8,035)	(2,489)	(4,210,158)	(3,207,373)
Proceeds from the sale of investments	2.1	8,911,587	16,847	8,911,587	2,096,475
Related parties		25,592	—	25,592	—
Operation discontinued		—	—	7,425	—
Acquisition of subsidiary	6.3	—	—	(213,086)	(17,047)
Receipt of derivative financial instruments, except debt		1,021	—	1,021	132
Payment of derivative financial instruments, except debt		(1,006,973)	(70,503)	(1,006,973)	(70,689)
Cash received on the sale of fixed assets and intangible assets		—	—	4,250	—
Net cash generated (used in) from investing activities		9,648,087	(2,050,654)	4,328,726	(470,595)

Cash flows from financing activities
Proceeds from loans, borrowings and debentures	5.2	2,427,312	4,421,447	7,914,651	10,799,808
Principal repayment of loans, borrowings and debentures	5.2	(7,148,782)	—	(13,410,998)	(7,772,439)
Payment of interest on loans, borrowings and debentures	5.2	(765,076)	(680,726)	(2,360,197)	(2,252,731)
Payment of derivatives financial instruments		(317,314)	(355,848)	(1,397,516)	(2,111,172)
Proceeds from derivative financial instruments		351,562	14,199	996,647	959,656
Costs of banking operations with derivatives		—	—	—	(29,828)
Principal repayment of leases		(3,832)	(3,169)	(297,476)	(248,175)
Payment of interest on leases		(1,335)	(1,604)	(183,557)	(177,171)
Capital reduction		—	—	(486,240)	(20,520)
Related parties		(1,293,363)	(249,499)	—	—
Payments to redeem entity’s shares and acquisition of treasury shares	11	(34,022)	(164,685)	(34,022)	(164,685)
Acquisition of non-controlling shareholders’ shares	2.1	(2,169,000)	—	(2,169,000)	—
Dividends paid	11	—	(782,081)	(1,331,630)	(1,537,377)
Dividends paid for preferred shares	11	—	—	(371,000)	(668,022)
Gain on banking operations with derivatives		22,100	—	22,100	—
Net cash (used in) generated from financing activities		(8,931,750)	2,198,034	(13,108,238)	(3,222,656)

Increase (decrease) in cash and cash equivalents		735,949	12,957	(3,120,929)	2,420,608

Cash and cash equivalents at the beginning of the period		2,201,267	1,769,976	16,903,542	14,658,481
Effect of the foreign exchange rate changes		(5,902)	17,436	(254,724)	150,972
Cash and cash equivalents at the end of the period		2,931,314	1,800,369	13,527,889	17,230,061

The accompanying notes are an integral part of the condensed interim individual and consolidated financial statements.

12

Interim statement of cash flows

(In thousands of Brazilian reais - R$)

Non-cash transactions:

The Company presents its individual and consolidated statements of cash flow using the indirect method. During the period ended June 30, 2025, the Company carried out the following transactions that did not involve cash and, therefore, are not reflected in the parent company and consolidated statement of cash flows:

(i)	Recognition of right-of-use as a counterpart to the lease liability in the amount of R$348,662 (R$784,084 on June 30, 2024), resulting from the application of inflation indexes and new contracts classified under the leasing rule. (Note 8.3).
(ii)	Acquisition of property, plant and equipment and intangible assets with payment in installments of R$610,127 (R$759,766 on June 30, 2024).

Disclosure of interest and dividends:

Dividends and interest on equity capital received are classified as cash flow from investing activities by the Company. Dividends and interest received or paid are classified as cash flow from financing activities.

13

Interim statement of value added

(In thousands of Brazilian reais - R$)

	Parent Company		Consolidated
	Period of six months ended June 30,
	2025	2024	2025	2024
Revenue
Net sales	—	—	22,723,913	23,650,222
Other income (expenses), net	225,787	15,758	776,109	721,780
Impairment gain (loss) on trade receivables	—	—	(31,220)	205
	225,787	15,758	23,468,802	24,372,207
Inputs purchased from third parties
Cost of goods sold and services rendered	—	—	11,867,355	13,016,297
Materials, energy, third-party services and other	62,311	66,448	565,292	1,107,676
Impairment	—	—	683,139	2,574,817
	62,311	66,448	13,115,786	16,698,790

Gross value added	163,476	(50,690)	10,353,016	7,673,417

Retention
Depreciation and amortization	9,792	7,780	1,960,208	1,833,725
Net value added	153,684	(58,470)	8,392,808	5,839,692

Value added transferred in
Interest in earnings (losses) of subsidiaries and associates	(447,229)	1,577,990	98,652	1,294,795
Interest in losses of joint ventures	(221,073)	5,052	(1,967,495)	47,066
Finance income	1,836,432	100,371	4,343,062	1,341,486
	1,168,130	1,683,413	2,474,219	2,683,347

Value added to be distributed	1,321,814	1,624,943	10,867,027	8,523,039

Distribution of value added
Personnel and payroll charges	99,625	111,018	1,371,093	1,289,541
Direct remuneration	86,863	90,869	1,131,805	1,019,285
Benefits	8,642	6,207	183,998	204,900
FGTS and other	4,120	13,942	55,290	65,356

Taxes, fees and contributions	842,601	(935,727)	3,992,894	2,231,848
Federal	835,340	(951,722)	2,444,576	696,163
State	1	1	1,447,482	1,438,565
Municipal	7,260	15,994	100,836	97,120

Financial expenses and rents	3,113,524	2,868,934	8,006,537	5,707,589
Interest and foreign exchange variation	2,995,987	2,853,384	7,545,982	5,488,129
Rents	—	—	51,006	72,019
Other	117,537	15,550	409,549	147,441

Equity remuneration	(2,733,936)	(419,282)	(2,503,497)	(705,939)
Non-controlling interests	—	—	230,439	(286,657)
Retained losses	(2,733,936)	(419,282)	(2,733,936)	(419,282)

The accompanying notes are an integral part of the condensed interim individual and consolidated financial statements.

14

Notes to the condensed interim financial statements

(In thousands of Brazilian reais - R$, except when otherwise indicated)

1             Operational context

Cosan S.A. (“Cosan” or “the Company”) is a publicly traded company at B3 S.A. - Brasil, Bolsa, Balcão (“B3”) in the special New Market (Novo Mercado) segment under the ticker “CSAN3”. The Company's American Depositary Shares (“ADSs”) are listed on the New York Stock Exchange, or “NYSE”, and are traded under the ticker “CSAN”. Cosan is a corporation (sociedade anônima) of indefinite term incorporated under the laws of Brazil, with its registered office in the city of São Paulo, state of São Paulo (SP). Mr. Rubens Ometto Silveira Mello is the ultimate controlling shareholder of Cosan.

As of June 30, 2025, Cosan Corporate (Cosan’s Corporate segment) is formed by the following entities:

(i)	Parent company with direct or indirect equity interest in subsidiaries and joint ventures. The main effects on its profit or loss are general and administrative expenses, contingencies, equity income and financial results attributed to loans.
(ii)	Bradesco BBI S.A. (“Bradesco”) holds preferred shares corresponding to a 23.20% stake in Cosan Dez Participações S.A. (“Cosan Dez”), which has a direct 88% stake in Compass.
(iii)	Itaú Unibanco S.A. (“Itaú”) holds preferred shares corresponding to a 12.73% stake in Cosan Nove Participações S.A. (“Cosan Nove”), which has a direct 39.09% stake in Raízen S.A. (“Raízen”).

15

Notes to the condensed interim financial statements

(In thousands of Brazilian reais - R$, except when otherwise indicated)

2             Relevant events of the period
2.1          Investments

Acquisition of DIPI Holdings Ltda. by Moove

On September 29, 2024, Cosan Lubrificantes e Especialidades S.A. (“CLE”) entered into a purchase and sale agreement to acquire 100% of the shares of DIPI Holdings Ltda, for the price of R$329,006. The transaction was concluded on January 2, 2025, after all the conditions precedent had been met. The Company made the preliminary recognition of the price allocation, as detailed in Note 6.3.

Incorporation of Cosan Oito S.A.

On January 8, 2025, the Company successfully finalized the merger with Cosan Oito S.A. ("Cosan Oito"), after securing the requisite regulatory approvals. Consequently, all assets, liabilities, and shareholders' equity of Cosan Oito were comprehensively transferred to the Company. See Note 6.1.

Partial disposal of investment in Vale S.A.

On January 16, 2025, the Company sold 173,073,795 Vale S.A. (“Vale”) common shares, representing 4.05% of Vale's share capital, for a net commission of R$8,892,802 (see Note 6.1(b)). After this transaction, the Company kept 4,268,720 Vale common shares, corresponding to 0.10% of the share capital, in the amount of R$242,036.

Discontinuation of the operation of the Costa Pinto second-generation ethanol (“E2G”) pilot plant.

On January 17, 2025, Raízen, jointly controlled by the Company, announced the discontinuation of the recurring operation of Costa Pinto's Second-Generation Ethanol (E2G) pilot plant (Plant 1), located in Piracicaba, São Paulo. The plant, inaugurated in 2015, will operate as a unit dedicated to the testing and future development of biofuel from the harvest starting on April 1, 2025.

The commercial commitments previously linked to Plant 1 will be met by the Bonfim Plant (Plant 2), which is already in operation, and by the Univalem (Plant 3) and Barra (Plant 4) plants, which are in the commissioning phase and will begin operations after obtaining the necessary regulatory authorizations.

Fire at Moove lubricants factory

On February 8, 2025, a fire broke out at Moove's Ilha do Governador Complex ("CIG"), located in Rio de Janeiro. The incident primarily affected the manufacturing and bottling areas for finished lubricant products, which were inoperative at the time of the incident, representing 10% of the complex's total area.

Moove promptly activated all emergency and risk management protocols to control the incident. The containment measures, implemented through Moove's contingency plan, were effective in minimizing damage to the structure, the local community, and the environment. There were no casualties or injuries, and no environmental or social impacts were identified.

Moove immediately initiated and is currently operating its continuity plan to restore mixing and filling operations.

16

Notes to the condensed interim financial statements

(In thousands of Brazilian reais - R$, except when otherwise indicated)

•     Financial assessment of the fire

a) Operational interruption:

The fire was confined to the finished lubricant product manufacturing area. The cleanup and clearance plan for the area is already well underway. The industrial complex's other operations (bulk lubricant and base oil operations, tank terminals, maritime operations, and pier operations) continued uninterrupted. These operations represent between 30% and 35% of total nominal production.

To mitigate the impacts in the affected areas, Moove has implemented the following measures:

(i) Relocation of mixing and filling to other production plants, including approved third-party partners.

(ii) Use of the strategic alliance to ensure product availability and supply chain continuity.

(iii) Use of safety stock distributed in the distribution center network.

b) Write-off of assets:

Moove engaged a specialized third-party company with expertise in its operations to conduct a physical inventory of the damaged and unaffected assets in the CIG (Individual Property and Equipment Inventory). This inventory aimed to more accurately determine the true extent of the loss, identify and catalog the affected assets, and measure impairment losses (cost less accumulated depreciation) in accordance with CPC 01/IAS 36 – Impairment of Assets. In addition to the work performed by the specialized third-party company, Moove conducted internal due diligence and field inspections in the directly impacted area, as well as secondary areas exposed to intense heat or chemicals from firefighting. Following the work, Moove recognized the total amount of damaged fixed assets to be written off as of June 30, 2025, at R$43,793, which was recorded in other income and expenses in the company's income statement.

c) Inventory reduction

After the incident, an inventory loss survey was conducted to identify lost products located directly in the impacted area and also in the vicinity of the fire site (which underwent qualitative changes). As of June 30, 2025, the total inventory loss is R$41,879, and the tax credit reversal related to the loss is R$13,480, totaling R$55,359 in losses, impacting the cost of goods sold item.

d) Compensation receivable

Moove has a current insurance policy that covers material damage to damaged assets and lost profits. Technical analyses and independent reports were conducted by the appropriate agencies, and the Company's insurers issued a confirmation letter confirming the existence and entitlement to insurance coverage. As a result, Moove is now entitled to receive compensation for property damage and lost profits, since Moove has concluded that it is virtually certain that it will receive compensation, and that this is reasonably estimable based on technical reports, internal expertise, and the contractual conditions of the policy.

To measure the recognized compensation, independent companies of technical experts specialized in insurance calculations for large-scale claims were hired.

On June 30, 2025, the amount of insurance compensation receivable recognized in assets for material damages and compensable loss of profits is R$491,427, offset against other revenues and expenses and costs of products sold.

Potential corporate reorganization proposal of Rumo Malha Norte

On February 19, 2025, Rumo S.A. (“Rumo”) and Rumo Malha Norte S.A. (“Rumo Malha Norte”) informed their shareholders and the market in general of the approval, by their respective Boards of Directors, of a potential corporate reorganization proposal. The proposal will be submitted for approval by the shareholders of the companies involved at their respective general meetings.

17

Notes to the condensed interim financial statements

(In thousands of Brazilian reais - R$, except when otherwise indicated)

To conduct the negotiation of the exchange ratio in the potential corporate reorganization, special independent committees were set up and their members elected.

If approved, the corporate reorganization will optimize the corporate structure by incorporating the shares of the minority shareholders (0.26% of the share capital) of Rumo Malha Norte into Rumo, converting Rumo Malha Norte into a wholly owned subsidiary of Rumo. The minority shareholders of Rumo Malha Norte who retain their shares until the date of approval of the corporate reorganization by the general meetings of the companies involved will receive common shares in Rumo, in proportion to their holdings in the share capital of Rumo Malha Norte.

Cosan Dez capital reduction

On February 27, 2025, the Company received the amount of R$1,013,760 related to the capital reduction of Cosan Dez, approved at the Extraordinary General Meeting on June 26, 2024.

Redemption of Cosan Nove preferred shares

On March 31, 2025, the Company redeemed 1,087,179,567 preferred shares of Cosan Nove, previously held by Banco Itaú, for the amount of R$2,169,000. After the transaction, the preferred shares were converted into common shares. As a result, the Company's stake in Cosan Nove increased to 87.27% (see Note 6.1).

Sale of the Leme Plant

On May 12, 2025, the jointly-owned subsidiary Raízen S.A. announced the sale of the Leme Plant, located in Piracicaba, São Paulo, with an installed capacity of 1.8 million tons per harvest. The sale price is R$425,000, to be received in cash upon closing.

Termination of the Share Purchase Agreement for Terminal XXXIX

On June 5, 2025, Rumo announced the termination of the agreement for the sale of shares in Terminal XXXIX de Santos SA (“Terminal XXXIX”) due to non-compliance with conditions precedent set forth in the agreement. The termination exempts the parties from any liens, fines, or compensation obligations, while maintaining their 50% equity interest in Terminal XXXIX.

As a result of the termination, the asset was reclassified from "asset held for sale" to "investments." The equity method was recognized for the current and retroactive periods during which the asset was classified as held for sale, totaling R$50,877.

2.2          New debts

Early redemptions of debentures

On January 22, 2025, the Company requested the optional early redemption of the 1st Series of the 3rd Issue of Simple Debentures, non-convertible into shares, unsecured, with original maturity in 2028, in the total amount of R$750,000 to be increased by the remuneration calculated pro rata temporis from the date of the last payment until the date of the actual payment and the premium.

Early call (Bond 2027)

On January 29, 2025, the Company informed the market that it had exercised the early redemption clause of the 2027 Bond, maturing in January 2027. The full redemption, in the amount of U.S.$392,000 thousand, equivalent to R$2,250,825, was carried out on March 14, 2025, at the face value of the bonds.

Tender offers - Bonds 2029, 2030 and 2031 and debentures

During the first quarter of 2025, the Company made partial repurchases of the 5th and 6th issue of Debentures and securities issued by Cosan Luxembourg S.A. (“Cosan Lux”), specifically Bonds 2029, 2030 and 2031, as detailed in the table below:

Notes	Added value of the principal	Added value paid on repurchase	Interest paid	Prize	Gain/Loss
5.50% Senior notes – 2029	1,347,741	1,228,072	(30,487)	(67,135)	52,534
7.50% Senior notes – 2030	1,600,016	1,572,518	(17,055)	(80,379)	(52,881)
7.25% Senior notes – 2031	1,637,819	1,588,054	(18,008)	(82,112)	(32,347)
5th and 6th Debentures	1,152,469	1,152,469	(52,384)	(17,714)	(17,714)

18

Notes to the condensed interim financial statements

(In thousands of Brazilian reais - R$, except when otherwise indicated)

Early redemption

On February 12 and 13, 2025, respectively, the Company settled in advance Loan 4.131 in the amount of U.S.$600,000 thousand, equivalent to R$3,462,660, and Debenture in the amount of U.S.$300,000 thousand, equivalent to R$1,733,640, acquired in February 2024 and December 2023, respectively.

With the early settlement of these debts, the Total Return Swap (“TRS”) and Time Deposit operations were also settled, which had been used to internalize debts.

New debts

Segment/Modalities	Date	Incidence of interest	Index	Objective	Funding costs	Value	Maturity
Cosan Corporate
Debentures	03/12/2025	Yearly	CDI + 0.60% p. a.	Ordinary capital management	(46,633)	1,500,000	01/27/2029
Debentures	03/12/2025	Yearly	CDI + 0.70% p. a.	Ordinary capital management	(13,797)	500,000	03/27/2030
Debentures	03/12/2025	Yearly	CDI + 1.00% p. a.	Ordinary capital management	(13,721)	500,000	03/27/2032
Compass
Debentures	01/10/2025	Yearly	DI + spread 0.50% p.a.	Ordinary capital management	—	410,000	01/07/2027
Debentures	02/18/2025	Six-monthly	IPCA + 7.44% p. a.	Ordinary capital management	(18,546)	800,000	01/15/2033
Loan 4.131	03/20/2025	Yearly	CDI + 0.78% p. a.	Investment	(859)	350,000	03/20/2026
Debentures	05/19/2025	Six-monthly	CDI + 0.45% p. a.	Investment	(2,414)	1,500,000	05/15/2028
Rumo
Debentures	03/28/2025	Yearly	IPCA + 7.47% p. a.	Ordinary capital management	(17,020)	434,949	03/28/2037
Debentures	03/28/2025	Yearly	IPCA + 7.53% p. a.	Ordinary capital management	(63,990)	1,365,051	03/28/2040
Moove
Loan 4.131	01/16/2025	Yearly	CDI + 0.45% p. a.	Ordinary capital management	—	500,000	01/18/2028

3             Statement of compliance and material accounting policies

The condensed interim individual and consolidated financial statements, contained in the Quarterly Information Return (ITR), have been prepared and are being presented in accordance with Technical Pronouncement CPC 21 (R1) - Interim Financial Statements, International Accounting Standard (IAS 34) - Interim Financial Reporting as issued by the International Accounting Standards Board (“IASB”), the Brazilian Corporation Law and the rules of the Brazilian Securities Commission (“CVM”) applicable to the preparation of Quarterly Information (“ITR”).

These condensed interim financial statements should be read in conjunction with the Company's annual consolidated financial statements for the fiscal year ended December 31, 2024 (“annual financial statements”). They do not include all the information required for a complete set of financial statements prepared in accordance with accounting practices adopted in Brazil and the International Financial Reporting Standards (“IFRS”). However, selected explanatory notes have been included to clarify events and transactions relevant to an understanding of the changes in the Company's financial position and performance since the last annual financial statements.

19

Notes to the condensed interim financial statements

(In thousands of Brazilian reais - R$, except when otherwise indicated)

The presentation of the Interim Statement of Value-Added (“VAS”), both individual and consolidated, is required by Brazilian corporate law and by the accounting practices adopted in Brazil applicable to publicly traded companies. The VAS was prepared in accordance with the criteria established in Technical Pronouncement CPC 09 - Statement of Value Added. The IFRS do not require the presentation of this statement; therefore, it is presented as supplementary information to the individual and consolidated interim financial statements.

These individual and consolidated condensed interim financial statements were prepared using the same basis of preparation and accounting policies adopted in the preparation of the financial statements as of December 31, 2024. All balances have been rounded to the nearest thousand, unless otherwise indicated.

The relevant information specific to the condensed interim financial statements, and only this information, is disclosed and corresponds to the information used by management in the management of the Company.

These condensed interim financial statements were authorized for issue by the Board of Directors on August 14, 2025.

 4            Segment information

The Company's senior management (the Chief Operating Decision Maker) uses segment information to evaluate the performance of operating segments and make resource allocation decisions. This information is prepared on a basis consistent with the accounting policies used in the preparation of the financial statements.

Earnings before interest, taxes, depreciation, and amortization ("EBITDA") are used by the Company to evaluate the performance of its operating segments.

Reported segments:

1)	Raízen: operates in the (i) production, commercialization, origination and trading of ethanol, (ii) production and commercialization of bioenergy, (iii) resale and trading of electricity, (iv) production and commercialization of other renewable products (solar energy and biogas), (v) production, commercialization, origination and trading of sugar and (vi) trading and commercialization of fossil fuels, renewable fuels and lubricants through a franchised network of service stations under the Shell brand throughout the country and in Latin America, operating in Argentina and Paraguay.
2)	Compass: its main activities are: (i) distribution of piped natural gas in the South, Southeast and Central West regions for customers in the industrial, residential, commercial, automotive and cogeneration segments; (ii) marketing of natural gas; and (iii) development of infrastructure projects in a regasification terminal.
3)	Moove: operates in the production, formulation and distribution of high-performance lubricants, base oils and specialties with headquarters in Brazil and operates in 11 countries in South America, North America, and Europe. It blends, distributes, and sells products under Mobil and proprietary brands for different end-markets including industrial, commercial and passenger/cargo vehicles.
4)	Rumo: logistics services for rail transport, port storage and loading of goods, primarily grains and sugar, leasing of locomotives, wagons, and other railroad equipment, as well as operation of containers.
5)	Radar: A reference in agricultural property management, Radar invests in a diversified portfolio with high potential for appreciation, through participation in the companies Radar, Tellus and Janus.

Reconciliation:

1)	Cosan Corporate: represents the reconciliation of Cosan's corporate structure, which is composed of: (i) senior management and corporate teams, which incur general and administrative expenses and other operating expenses (income), including pre-operating investments; (ii) equity income from investments; and (iii) financial income attributable to cash and debts of the parent company, intermediate holding companies (Cosan Nove and Cosan Dez), offshore financial companies and investment in the Climate Tech Fund, a fund managed by Fifth Wall, specializing in technological innovation.

Although Raízen S.A. is a joint venture registered under the equity method and is not proportionally consolidated, Management continues to review the information by segment. The reconciliation of these segments is presented in the column “Deconsolidation of Joint Ventures”.

20

Notes to the condensed interim financial statements

(In thousands of Brazilian reais - R$, except when otherwise indicated)

	Period of six months ended June 30, 2025
	Reported segments					Reconciliation
	Raízen	Compass	Moove	Rumo	Radar	Cosan Corporate	Deconsolidation of Joint Ventures	Elimination between segments	Consolidated
Statement of profit or loss
Net sales	111,819,950	8,544,938	4,587,853	6,678,143	336,414	1,455	(111,819,950)	(8,550)	20,140,253
Cost of sales	(107,858,882)	(6,675,630)	(3,405,069)	(3,569,422)	(31,840)	—	107,858,882	8,550	(13,673,411)
Gross profit	3,961,068	1,869,308	1,182,784	3,108,721	304,574	1,455	(3,961,068)	—	6,466,842
Selling expenses	(3,183,326)	(109,603)	(758,036)	(29,946)	—	—	3,183,326	—	(897,585)
General and administrative expenses	(1,164,668)	(392,108)	(287,545)	(315,859)	(45,803)	(137,341)	1,164,668	—	(1,178,656)
Other operation income (expenses), net	223,628	467,500	402,261	(17,451)	(5,377)	165,991	(223,628)	—	1,012,924
Impairment	—	—	—	(683,139)	—	—	—	—	(683,139)
Interest in earnings (losses) of subsidiaries and associates	(53,823)	52,408	—	42,312	21,329	(939,332)	53,823	(1,045,560)	(1,868,843)
Interest in earnings (losses) of joint ventures	(41,961)	—	—	—	—	—	41,961	—	—
Finance results, net	(4,085,156)	(762,453)	(132,673)	(1,466,076)	33,360	(1,378,041)	4,085,156	—	(3,705,883)
Finance expense	(4,299,540)	(1,093,305)	(161,942)	(1,789,877)	(1,011)	(1,728,450)	4,299,540	—	(4,774,585)
Finance income	1,385,728	387,440	59,820	693,609	34,371	579,367	(1,385,728)	—	1,754,607
Foreign exchange variation, net	3,324,826	202,077	108,831	743,044	—	1,534,503	(3,324,826)	—	2,588,455
Net effect of derivatives	(4,496,170)	(258,665)	(139,382)	(1,112,852)	—	(1,763,461)	4,496,170	—	(3,274,360)
Income tax	(25,518)	(352,016)	(31,991)	(402,482)	(42,985)	(819,683)	25,518	—	(1,649,157)
Net profit (loss) for the period	(4,369,756)	773,036	374,800	236,080	265,098	(3,106,951)	4,369,756	(1,045,560)	(2,503,497)

Profit (loss) attributable to:
Owners of the Company	(4,393,078)	622,990	262,366	69,585	90,619	(2,733,936)	4,393,078	(1,045,560)	(2,733,936)
Non-controlling interests	23,322	150,046	112,434	166,495	174,479	(373,015)	(23,322)	—	230,439
	(4,369,756)	773,036	374,800	236,080	265,098	(3,106,951)	4,369,756	(1,045,560)	(2,503,497)

Other selected data
Depreciation and amortization	4,269,376	625,459	197,937	1,126,851	136	9,825	(4,269,376)	—	1,960,208
EBITDA	4,010,294	2,512,964	737,401	3,231,489	274,859	(899,402)	(4,010,294)	(1,045,560)	4,811,751
Additions to fixed assets, intangible assets and contract assets	6,013,224	962,311	74,418	3,159,198	6,196	8,035	(6,013,224)	—	4,210,158
Reconciliation of EBITDA
Profit (loss) for the period net	(4,369,756)	773,036	374,800	236,080	265,098	(3,106,951)	4,369,756	(1,045,560)	(2,503,497)
Income taxes	25,518	352,016	31,991	402,482	42,985	819,683	(25,518)	—	1,649,157
Finance results, net	4,085,156	762,453	132,673	1,466,076	(33,360)	1,378,041	(4,085,156)	—	3,705,883
Depreciation and amortization	4,269,376	625,459	197,937	1,126,851	136	9,825	(4,269,376)	—	1,960,208
EBITDA	4,010,294	2,512,964	737,401	3,231,489	274,859	(899,402)	(4,010,294)	(1,045,560)	4,811,751

21

Notes to the condensed interim financial statements

(In thousands of Brazilian reais - R$, except when otherwise indicated)

	Period of six months ended June 30, 2024
	Reported segments					Reconciliation
	Raízen	Compass	Moove	Rumo	Radar	Cosan Corporate	Deconsolidation of Joint Ventures	Elimination between segments	Consolidated
Statement of profit or loss
Net sales	111,416,500	8,537,477	5,020,553	6,720,753	289,970	13	(111,416,500)	(32,702)	20,536,064
Cost of sales	(105,059,426)	(6,869,447)	(3,595,665)	(3,633,588)	—	(43)	105,059,426	32,702	(14,066,041)
Gross profit	6,357,074	1,668,030	1,424,888	3,087,165	289,970	(30)	(6,357,074)	—	6,470,023
Selling expenses	(3,009,722)	(86,391)	(628,695)	(22,815)	—	—	3,009,722	—	(737,901)
General and administrative expenses	(1,669,152)	(359,255)	(286,979)	(295,170)	(36,335)	(216,929)	1,669,152	—	(1,194,668)
Other operation income (expenses), net	2,291,714	483,472	25,771	(2,544,555)	(4,160)	(368,810)	(2,291,714)	—	(2,408,282)
Interest in earnings (losses) of subsidiaries and associates	(105,548)	57,474	—	27,236	19,882	1,847,130	105,548	(656,927)	1,294,795
Interest in earnings (losses) of joint ventures	—	—	—	(2,422)	—	49,488	—	—	47,066
Finance results net	(3,197,184)	(455,469)	(46,071)	(1,267,671)	(50,578)	(2,481,343)	3,197,184	—	(4,301,132)
Finance expense	(2,340,890)	(889,584)	(31,587)	(1,604,698)	(70,571)	(1,398,868)	2,340,890	—	(3,995,308)
Finance income	498,162	541,697	34,863	535,639	19,993	209,294	(498,162)	—	1,341,486
Foreign exchange, net	(2,385,992)	(301,483)	(68,603)	(802,431)	—	(1,801,519)	2,385,992	—	(2,974,036)
Net effect of derivatives	1,031,536	193,901	19,256	603,819	—	509,750	(1,031,536)	—	1,326,726
Income tax	(532,578)	(390,454)	(123,610)	(356,028)	(14,813)	1,009,065	532,578	—	124,160
Net profit for the period	134,604	917,407	365,304	(1,374,260)	203,966	(161,429)	(134,604)	(656,927)	(705,939)

Profit (loss) attributable to:
Owners of the Company	120,512	740,414	256,250	(418,245)	78,508	(419,282)	(120,512)	(656,927)	(419,282)
Non-controlling interests	14,092	176,993	109,054	(956,015)	125,458	257,853	(14,092)	—	(286,657)
	134,604	917,407	365,304	(1,374,260)	203,966	(161,429)	(134,604)	(656,927)	(705,939)

Other selected data
Depreciation and amortization	4,726,588	505,251	144,648	1,175,875	137	7,814	(4,726,588)	—	1,833,725
EBITDA	8,590,954	2,268,581	679,633	1,425,314	269,494	1,318,663	(8,590,954)	(656,927)	5,304,758
Additions to fixed assets, intangible assets and contract assets	7,221,300	968,965	88,248	2,142,876	4,795	2,489	(7,221,300)	—	3,207,373
Reconciliation of EBITDA
Profit (loss) for the period net	134,604	917,407	365,304	(1,374,260)	203,966	(161,429)	(134,604)	(656,927)	(705,939)
Income tax	532,578	390,454	123,610	356,028	14,813	(1,009,065)	(532,578)	—	(124,160)
Finance results net	3,197,184	455,469	46,071	1,267,671	50,578	2,481,343	(3,197,184)	—	4,301,132
Depreciation and amortization	4,726,588	505,251	144,648	1,175,875	137	7,814	(4,726,588)	—	1,833,725
EBITDA	8,590,954	2,268,581	679,633	1,425,314	269,494	1,318,663	(8,590,954)	(656,927)	5,304,758

22

Notes to the condensed interim financial statements

(In thousands of Brazilian reais - R$, except when otherwise indicated)

	Period of three months ended June 30, 2025
	Reported segments					Reconciliation
	Raízen	Compass	Moove	Rumo	Radar	Cosan Corporate	Deconsolidation of Joint Ventures	Elimination between segments	Consolidated
Statement of profit or loss
Net sales	54,093,228	4,335,338	2,246,270	3,711,393	184,336	1,407	(54,093,228)	(1,092)	10,477,652
Cost of sales	(52,032,056)	(3,279,933)	(1,694,128)	(1,885,859)	(22,677)	—	52,032,056	1,092	(6,881,505)
Gross profit	2,061,172	1,055,405	552,142	1,825,534	161,659	1,407	(2,061,172)	—	3,596,147
Selling expenses	(1,415,850)	(55,647)	(386,195)	(15,687)	—	—	1,415,850	—	(457,529)
General and administrative expenses	(660,052)	(210,643)	(164,303)	(166,618)	(23,928)	(78,132)	660,052	—	(643,624)
Other operation income (expenses), net	252,344	83,456	402,329	14,384	(3,510)	(7,865)	(252,344)	—	488,794
Impairment	—	—	—	(397,531)	—	—	—	—	(397,531)
Interest in earnings (losses) of subsidiaries and associates	(33,956)	27,205	—	51,753	(289)	(173,238)	33,956	(654,276)	(748,845)
Interest in earnings (losses) of joint ventures	(26,280)	—	—	—	—	—	26,280	—	—
Finance results net	(2,138,710)	(391,971)	(74,522)	(698,417)	19,339	(657,316)	2,138,710	—	(1,802,887)
Finance expense	(2,189,976)	(530,262)	(68,011)	(861,817)	(340)	(600,513)	2,189,976	—	(2,060,943)
Finance income	927,080	182,766	23,204	380,046	19,679	111,012	(927,080)	—	716,707
Foreign exchange, net	1,398,944	40,701	38,918	282,326	—	432,547	(1,398,944)	—	794,492
Net effect of derivatives	(2,274,758)	(85,176)	(68,633)	(498,972)	—	(600,362)	2,274,758	—	(1,253,143)
Income tax	147,952	(155,219)	15,312	(280,160)	(22,359)	(160,196)	(147,952)	—	(602,622)
Net profit for the period	(1,813,380)	352,586	344,763	333,258	130,912	(1,075,340)	1,813,380	(654,276)	(568,097)

Profit (loss) attributable to:
Owners of the Company	(1,815,734)	276,502	241,339	99,948	36,487	(946,042)	1,815,734	(654,276)	(946,042)
Non-controlling interests	2,354	76,084	103,424	233,310	94,425	(129,298)	(2,354)	—	377,945
	(1,813,380)	352,586	344,763	333,258	130,912	(1,075,340)	1,813,380	(654,276)	(568,097)

Other selected data
Depreciation and amortization	2,052,848	316,146	100,930	570,075	68	5,095	(2,052,848)	—	992,314
EBITDA	2,230,226	1,215,922	504,903	1,881,910	134,000	(252,733)	(2,230,226)	(654,276)	2,829,726
Additions to fixed assets, intangible assets and contract assets	1,589,778	496,610	28,737	1,394,629	1,036	4,237	(1,589,778)	—	1,925,249
Reconciliation of EBITDA
Profit (loss) for the period net	(1,813,380)	352,586	344,763	333,258	130,912	(1,075,340)	1,813,380	(654,276)	(568,097)
Income tax	(147,952)	155,219	(15,312)	280,160	22,359	160,196	147,952	—	602,622
Finance results net	2,138,710	391,971	74,522	698,417	(19,339)	657,316	(2,138,710)	—	1,802,887
Depreciation and amortization	2,052,848	316,146	100,930	570,075	68	5,095	(2,052,848)	—	992,314
EBITDA	2,230,226	1,215,922	504,903	1,881,910	134,000	(252,733)	(2,230,226)	(654,276)	2,829,726

23

Notes to the condensed interim financial statements

(In thousands of Brazilian reais - R$, except when otherwise indicated)

	Period of three months ended June 30, 2024
	Reported segments					Reconciliation
	Raízen	Compass	Moove	Rumo	Radar	Cosan Corporate	Deconsolidation of Joint Ventures	Elimination between segments	Consolidated
Statement of profit or loss
Net sales	57,759,456	4,402,310	2,580,960	3,574,737	153,404	4	(57,759,456)	(17,407)	10,694,008
Cost of sales	(55,138,374)	(3,510,681)	(1,836,776)	(1,807,554)	—	—	55,138,374	17,407	(7,137,604)
Gross profit	2,621,082	891,629	744,184	1,767,183	153,404	4	(2,621,082)	—	3,556,404
Selling expenses	(1,429,874)	(43,065)	(322,206)	(11,226)	—	—	1,429,874	—	(376,497)
General and administrative expenses	(738,748)	(185,423)	(152,810)	(143,353)	(17,950)	(111,877)	738,748	—	(611,413)
Other operation income (expenses), net	2,336,914	428,946	6,480	(2,487,904)	(1,994)	(354,571)	(2,336,914)	—	(2,409,043)
Interest in earnings (losses) of subsidiaries and associates	(39,196)	28,391	—	19,186	(67)	906,575	39,196	(120,714)	833,371
Interest in earnings (losses) of joint ventures	—	—	—	—	—	450,974	—	—	450,974
Finance results net	(1,482,052)	(251,450)	(47,295)	(646,594)	(59,138)	(1,517,326)	1,482,052	—	(2,521,803)
Finance expense	(1,095,868)	(486,016)	(33,279)	(813,565)	(69,004)	(728,888)	1,095,868	—	(2,130,752)
Finance income	261,238	294,755	12,169	295,000	9,866	114,595	(261,238)	—	726,385
Foreign exchange, net	(1,848,944)	(241,691)	(45,441)	(629,337)	—	(1,526,349)	1,848,944	—	(2,442,818)
Net effect of derivatives	1,201,522	181,502	19,256	501,308	—	623,316	(1,201,522)	—	1,325,382
Income tax	(226,022)	(269,726)	(43,709)	(239,888)	3,668	658,177	226,022	—	108,522
Profit for the period net	1,042,104	599,302	184,644	(1,742,596)	77,923	31,956	(1,042,104)	(120,714)	(969,485)

Profit (loss) attributable to:
Owners of the Company	1,026,612	492,933	129,797	(530,486)	28,470	(227,108)	(1,026,612)	(120,714)	(227,108)
Non-controlling interests	15,492	106,369	54,847	(1,212,110)	49,453	259,064	(15,492)	—	(742,377)
	1,042,104	599,302	184,644	(1,742,596)	77,923	31,956	(1,042,104)	(120,714)	(969,485)

Other selected data
Depreciation and amortization	1,960,930	254,833	75,042	592,572	68	3,877	(1,960,930)	—	926,392
EBITDA	4,711,108	1,375,311	350,690	(263,542)	133,461	894,982	(4,711,108)	(120,714)	2,370,188
Additions to fixed assets, intangible assets and contract assets	2,204,630	437,611	53,760	1,175,770	3,055	1,329	(2,204,630)	—	1,671,525
Reconciliation of EBITDA
Profit (loss) for the period net	1,042,104	599,302	184,644	(1,742,596)	77,923	31,956	(1,042,104)	(120,714)	(969,485)
Income tax	226,022	269,726	43,709	239,888	(3,668)	(658,177)	(226,022)	—	(108,522)
Finance results net	1,482,052	251,450	47,295	646,594	59,138	1,517,326	(1,482,052)	—	2,521,803
Depreciation and amortization	1,960,930	254,833	75,042	592,572	68	3,877	(1,960,930)	—	926,392
EBITDA	4,711,108	1,375,311	350,690	(263,542)	133,461	894,982	(4,711,108)	(120,714)	2,370,188

24

Notes to the condensed interim financial statements

(In thousands of Brazilian reais - R$, except when otherwise indicated)

	June 30, 2025
	Reported segments					Reconciliation
	Raízen	Compass	Moove	Rumo	Radar	Cosan Corporate	Deconsolidation of Joint Ventures	Elimination between segments	Consolidated
Statement of financial position:
Cash and cash equivalents	14,596,280	3,419,387	825,927	6,091,529	46,288	3,144,758	(14,596,280)	—	13,527,889
Marketable securities	1,141,352	876,212	184,395	930,878	227,275	829,826	(1,141,352)	—	3,048,586
Trade receivables	9,120,179	1,921,013	1,166,314	729,570	301,493	—	(9,120,179)	—	4,118,390
Derivative financial instruments	11,935,740	237,479	46,043	1,756,418	—	120,468	(11,935,740)	—	2,160,408
Inventories	11,638,188	227,716	1,576,523	300,575	—	—	(11,638,188)	—	2,104,814
Sectorial financial assets	—	788,744	—	—	—	—	—	—	788,744
Other financial assets	91,194	4,103	460	—	—	—	(91,194)	—	4,563
Other current assets	10,409,762	723,384	827,191	775,533	121,510	2,557,517	(10,409,762)	(850,433)	4,154,702
Other non-current assets	15,713,313	1,762,746	241,829	3,580,711	25,801	1,864,079	(15,713,313)	(139,093)	7,336,073
Investment in subsidiaries and associates	760,574	1,291,789	—	339,682	91,571	15,596,132	(760,574)	(15,680,659)	1,638,515
Investment in joint ventures	1,241,665	—	—	52,155	—	8,907,935	(1,241,665)	—	8,960,090
Biological assets	2,847,966	—	—	—	—	—	(2,847,966)	—	—
Investment property	—	—	—	—	16,732,690	—	—	—	16,732,690
Contract assets	2,854,658	1,027,978	3,473	—	—	—	(2,854,658)	—	1,031,451
Right-of-use assets	8,725,395	1,530,441	317,739	7,716,390	2,920	16,102	(8,725,395)	—	9,583,592
Property, plant and equipment	39,587,621	1,650,996	838,188	21,827,004	13	51,722	(39,587,621)	—	24,367,923
Intangible assets	9,447,682	16,929,252	3,042,318	6,494,833	—	11,441	(9,447,682)	—	26,477,844
Loans, borrowings and debentures	(63,060,723)	(13,998,588)	(3,723,413)	(21,232,059)	—	(21,446,203)	63,060,723	—	(60,400,263)
Derivatives financial instruments - Liabilities	(12,148,312)	(319,193)	(41,823)	(1,873,657)	—	(412,010)	12,148,312	—	(2,646,683)
Trade payables	(12,030,359)	(1,398,263)	(1,743,521)	(912,981)	(22,905)	(1,408)	12,030,359	—	(4,079,078)
Employee benefits payables	(1,207,777)	(223,937)	(92,346)	(271,170)	—	(26,458)	1,207,777	—	(613,911)
Sectorial financial liabilities	—	(2,146,732)	—	—	—	—	—	—	(2,146,732)
Other current liabilities	(8,392,188)	(1,382,546)	(347,919)	(970,083)	(127,897)	(579,322)	8,392,188	329,886	(3,077,881)
Leases	(9,388,115)	(1,870,627)	(331,521)	(4,147,886)	(3,169)	(22,469)	9,388,115	—	(6,375,672)
Other non-current liabilities	(13,053,678)	(3,530,999)	(564,960)	(7,576,323)	(570,157)	(2,008,850)	13,053,678	659,651	(13,591,638)
Total assets (net of liabilities) allocated by segment	20,830,417	7,520,355	2,224,897	13,611,119	16,825,433	8,603,260	(20,830,417)	(15,680,648)	33,104,416
Total assets	140,111,569	32,391,240	9,070,400	50,595,278	17,549,561	33,099,980	(140,111,569)	(16,670,185)	126,036,274

Equity attributable to:
Owners of the Company	20,240,656	4,800,672	1,557,614	4,074,334	5,248,028	7,191,060	(20,240,656)	(15,680,648)	7,191,060
Non-controlling interests	589,761	2,719,683	667,283	9,536,785	11,577,405	1,412,200	(589,761)	—	25,913,356
Total shareholders' equity	20,830,417	7,520,355	2,224,897	13,611,119	16,825,433	8,603,260	(20,830,417)	(15,680,648)	33,104,416
25

Notes to the condensed interim financial statements

(In thousands of Brazilian reais - R$, except when otherwise indicated)

	December 31, 2024
	Reported segments					Reconciliation
	Raízen	Compass	Moove	Rumo	Radar	Cosan Corporate	Deconsolidation of Joint Ventures	Elimination between segments	Consolidated
Statement of financial position:
Cash and cash equivalents	9,962,864	5,271,256	753,347	7,461,618	33,041	3,384,280	(9,962,864)	—	16,903,542
Marketable securities	1,337,706	1,074,806	303,492	812,795	251,267	943,941	(1,337,706)	—	3,386,301
Trade receivables	11,053,414	1,804,823	1,164,422	583,349	443,140	—	(11,053,414)	—	3,995,734
Derivative financial instruments	17,070,322	356,589	151,926	1,647,977	—	1,642,836	(17,070,322)	—	3,799,328
Inventories	17,435,862	252,220	1,538,105	282,580	—	—	(17,435,862)	—	2,072,905
Sectorial financial assets	—	731,642	—	—	—	—	—	—	731,642
Other financial assets	87,966	3,820	675	—	—	—	(87,966)	—	4,495
Other current assets	10,611,882	592,317	288,376	1,040,439	72,089	3,786,460	(10,611,882)	(2,112,993)	3,666,688
Other non-current assets	15,784,732	1,810,491	241,816	3,421,143	24,870	2,901,292	(15,784,732)	(160,256)	8,239,356
Investment in subsidiaries and associates	—	1,277,955	—	280,865	92,166	24,235,118	—	(15,207,538)	10,678,566
Investment in joint ventures	2,012,536	—	—	41,121	—	10,503,923	(2,012,536)	—	10,545,044
Biological assets	3,596,878	—	—	—	—	—	(3,596,878)	—	—
Investment property	—	—	—	—	16,818,919	—	—	—	16,818,919
Contract assets	2,806,284	1,110,463	4,367	—	—	—	(2,806,284)	—	1,114,830
Right-of-use assets	9,549,136	1,581,601	316,762	8,039,779	3,053	17,556	(9,549,136)	—	9,958,751
Property, plant and equipment	37,503,618	1,620,505	911,277	20,435,467	17	51,750	(37,503,618)	—	23,019,016
Intangible assets	9,472,002	16,761,631	3,013,392	6,545,890	—	9,872	(9,472,002)	—	26,330,785
Loans, borrowings and debentures	(52,781,598)	(14,449,033)	(3,558,575)	(19,123,218)	—	(29,324,600)	52,781,598	—	(66,455,426)
Derivatives financial instruments - Liabilities	(14,464,530)	(389,778)	(57,347)	(1,918,204)	—	(1,104,875)	14,464,530	—	(3,470,204)
Trade payables	(20,042,646)	(1,650,748)	(1,735,704)	(1,777,918)	(20,549)	(2,930)	20,042,646	—	(5,187,849)
Employee benefits payables	(1,096,336)	(253,655)	(140,553)	(376,475)	—	(43,324)	1,096,336	—	(814,007)
Sectorial financial liabilities	—	(2,040,239)	—	—	—	—	—	—	(2,040,239)
Other current liabilities	(9,327,070)	(2,876,023)	(428,437)	(1,252,805)	(135,410)	(905,820)	9,327,070	1,628,676	(3,969,819)
Leases	(11,988,100)	(2,122,306)	(327,517)	(4,032,188)	(3,281)	(24,461)	11,988,100	—	(6,509,753)
Other non-current liabilities	(14,143,270)	(3,735,956)	(548,995)	(7,177,061)	(580,129)	(2,022,675)	14,143,270	644,573	(13,420,243)
Total asset (net of liabilities) allocated by segment	24,441,652	6,732,381	1,890,829	14,935,154	16,999,193	14,048,343	(24,441,652)	(15,207,538)	39,398,362
Total asset	148,285,202	34,250,119	8,687,957	50,593,023	17,738,562	47,477,028	(148,285,202)	(17,480,787)	141,265,902

Equity attributable to:
Owners of the Company	23,864,556	4,091,601	1,326,385	4,477,643	5,311,909	10,903,764	(23,864,556)	(15,207,538)	10,903,764
Non-controlling interests	577,096	2,640,780	564,444	10,457,511	11,687,284	3,144,579	(577,096)	—	28,494,598
Total shareholders' equity	24,441,652	6,732,381	1,890,829	14,935,154	16,999,193	14,048,343	(24,441,652)	(15,207,538)	39,398,362

26

Notes to the condensed interim financial statements

(In thousands of Brazilian reais - R$, except when otherwise indicated)

4.1 Net sales to external customers by product/customer type
	Period of three months ended June 30,		Period of six months ended June 30,
	2025	2024	2025	2024
Reported segments
Raízen
Ethanol	5,305,970	5,645,291	12,113,544	11,254,874
Sugar	5,995,476	6,458,023	12,558,124	14,219,618
Gasoline	16,339,924	15,814,690	33,159,510	31,387,072
Diesel	21,732,220	26,577,829	44,970,902	48,190,169
Cogeneration	2,322,794	812,020	3,960,716	1,672,619
Other	2,396,844	2,451,603	5,057,154	4,692,148
	54,093,228	57,759,456	111,819,950	111,416,500
Compass
Natural gas distribution
Industrial	2,371,534	2,893,420	4,840,976	5,686,944
Residential	677,891	583,327	1,202,235	1,049,511
Cogeneration	97,343	114,588	208,689	252,625
Automotive	111,086	114,910	222,322	235,294
Commercial	228,445	213,737	439,204	407,029
Construction revenue	364,325	381,153	668,454	701,184
Other	62,086	96,025	153,465	199,741
	3,912,710	4,397,160	7,735,345	8,532,328
Marketing & services
Gas commercialization	422,628	5,150	809,593	5,149
	4,335,338	4,402,310	8,544,938	8,537,477
Moove
Finished product	1,812,134	2,210,631	3,857,263	4,274,762
Base oil	309,093	149,682	450,836	318,623
Services	125,043	220,647	279,754	427,168
	2,246,270	2,580,960	4,587,853	5,020,553
Rumo
North operations	3,037,996	2,815,282	5,425,681	5,249,914
South operations	484,355	602,283	890,765	1,165,414
Container operations	189,042	157,172	361,697	305,425
	3,711,393	3,574,737	6,678,143	6,720,753
Radar
Lease and sale of lands	184,336	153,404	336,414	289,970
	184,336	153,404	336,414	289,970
Reconciliation
Cosan Corporate	1,407	4	1,455	13

Deconsolidation of joint venture, adjustments and eliminations	(54,094,320)	(57,776,863)	(111,828,500)	(111,449,202)

Total	10,477,652	10,694,008	20,140,253	20,536,064

27

Notes to the condensed interim financial statements

(In thousands of Brazilian reais - R$, except when otherwise indicated)

4.2          Information on geographical area
	Period of three months ended June 30,		Period of six months ended June 30,
	2025	2024	2025	2024
	Net sales
Brazil	9,018,182	9,111,370	17,184,859	17,513,444
Europe (i)	780,649	753,657	1,599,316	1,444,184
Latin America (ii)	112,397	196,523	208,808	364,598
United States of America	556,542	610,268	1,124,030	1,181,101
Asia and other (iii)	9,882	22,190	23,240	32,737
Total	10,477,652	10,694,008	20,140,253	20,536,064

(i)	England, France, Spain and Portugal;
(ii)	Argentina, Bolivia, Uruguay and Paraguay;
(iii)	Singapore, United Arab Emirates and Oceania.

5             Financial assets and liabilities

The Company's financial assets and liabilities are stated as classified below:

		Parent Company		Consolidated
	Note	June 30, 2025	December 31, 2024	June 30, 2025	December 31, 2024
Assets
Fair value through profit or loss
Cash and cash equivalents	5.1	514,271	986,278	1,308,890	2,122,442
Marketable securities		709,927	805,335	3,048,586	3,386,301
Derivative financial instruments	5.3	120,468	1,565,495	2,160,408	3,799,328
Other financial assets		—	—	4,563	4,495
		1,344,666	3,357,108	6,522,447	9,312,566
Amortized cost
Cash and cash equivalents		2,417,043	1,214,989	12,218,999	14,781,100
Trade receivables		—	—	4,118,390	3,995,734
Restricted cash		188	—	220,693	174,303
Receivables from related parties	5.4	248,124	406,981	210,380	399,889
Sectorial financial assets		—	—	788,744	731,642
Judicial deposits	10	390,067	416,969	1,054,531	1,056,690
Dividends and interest on equity receivable		11,848	19,377	32,669	153,548
Reduction of capital receivable		—	1,013,714	—	—
		3,067,270	3,072,030	18,644,406	21,292,906
Total		4,411,936	6,429,138	25,166,853	30,605,472
Liabilities
Amortized cost
Loans, borrowings and debentures		(16,140,488)	(21,350,555)	(33,545,683)	(38,161,392)
Trade payables	5.5	(1,366)	(2,900)	(4,079,078)	(5,187,849)
Consideration payable		—	—	(174,291)	(246,256)
Other financial liabilities (i)		—	—	(853,502)	(1,067,839)
Leases		(22,469)	(24,459)	(6,375,672)	(6,509,753)
Railroad concession payable		—	—	(3,972,603)	(3,721,190)
Related parties payables	5.4	(5,505,397)	(7,263,024)	(379,030)	(417,488)
Dividends payable	11	(39)	(3,495)	(135,875)	(96,722)
Reduction of share capital payable		—	—	—	(486,285)
Sectorial financial liabilities		—	—	(78,067)	(64,718)
Installment of tax debts		(138,661)	(219,429)	(161,813)	(254,302)
		(21,808,420)	(28,863,862)	(49,755,614)	(56,213,794)
Fair value through profit or loss
Loans, borrowings and debentures		—	—	(26,854,580)	(28,294,034)
Derivative financial instruments	5.3	(412,010)	(1,104,874)	(2,646,683)	(3,470,204)
		(412,010)	(1,104,874)	(29,501,263)	(31,764,238)
Total		(22,220,430)	(29,968,736)	(79,256,877)	(87,978,032)
(i)	The Company's subsidiaries adopt strategies to optimize working capital efficiency, including extending payment terms with their suppliers and entering into structured payment agreements (also known as reverse factoring or drawn risk) with financial institutions.
28

Notes to the condensed interim financial statements

(In thousands of Brazilian reais - R$, except when otherwise indicated)

5.1          Cash and cash equivalents
	Parent Company		Consolidated
	June 30, 2025	December 31, 2024	June 30, 2025	December 31, 2024
Cash and bank accounts	371	414	752,602	958,738
Savings account	43,065	48,831	724,139	485,393
Financial investments	2,887,878	2,152,022	12,051,148	15,459,411
Total	2,931,314	2,201,267	13,527,889	16,903,542

Financial investments include the following:

	Parent Company		Consolidated
	June 30, 2025	December 31, 2024	June 30, 2025	December 31, 2024
Applications in investment funds
Repurchase agreements	150,854	400,251	791,458	1,493,278
Certificate of bank deposits – CDB	363,417	586,027	516,535	604,398
Other investments	—	—	897	24,766
	514,271	986,278	1,308,890	2,122,442

Applications in banks
Repurchase agreements	—	—	149,274	236,101
Certificate of bank deposits – CDB	2,373,608	1,165,549	10,592,984	12,102,078
Other	—	195	—	998,790
	2,373,608	1,165,744	10,742,258	13,336,969
Total	2,887,879	2,152,022	12,051,148	15,459,411
5.2          Loans, borrowings and debentures

a) Composition

	Interest		Parent Company
Description	Average debt index	Average annual interest rate	June 30, 2025	December 31, 2024
Debentures	CDI + 1.29%	16.38%	11,339,656	10,554,301
Debentures	IPCA + 5.75%	11.35%	446,471	433,499
Debentures	Prefixed	7.52%	3,330,098	5,636,584
Commercial bank Notes	CDI + 1.77%	16.94%	1,024,263	1,020,037
Loan 4.131			—	3,706,134
Total			16,140,488	21,350,555

Current			480,944	347,032
Non-current			15,659,544	21,003,523

29

Notes to the condensed interim financial statements

(In thousands of Brazilian reais - R$, except when otherwise indicated)

	Interest		Consolidated
Description	Average debt index	Average annual interest rate	June 30, 2025	December 31, 2024
Cosan Corporate
Debentures	CDI + 1.29%	16.38%	11,339,656	10,554,301
Debentures	IPCA + 5.75%	11.35%	446,471	433,499
Commercial bank notes	CDI + 1.77%	16.94%	1,024,263	1,020,037
Perpetual Notes	Prefixed	8.25%	2,762,941	3,135,174
Senior Notes	Prefixed	6.48%	5,872,872	14,181,589
			21,446,203	29,324,600
Compass
BNDES	IPCA + 4.53%	10.27%	2,907,532	3,034,743
Debentures	CDI + 0.69%	15.69%	5,525,187	5,378,989
Loan 4.131	VC + 4.04%	4.04%	820,149	2,695,565
Loan 4.131	CDI + 0.78%	15.80%	363,191	—
Debentures (Law 12,431)	IPCA + 6.37%	12.12%	3,997,781	2,956,899
Debentures	IGPM + 6.10%	10.76%	384,748	382,837
			13,998,588	14,449,033
Moove
Offshore loan 4.131	Prefixed	5.50%	—	15,729
Loan 4.131	CDI + 0.45%	15.42%	530,438	—
Acquisition Finance	SOFR + 1.50%	1.50%	2,077,668	2,346,950
Working capital	SONIA + 1.34%	1.34%	300,979	272,318
Export Credit Note	SOFR + 1.30%	5.66%	272,161	316,442
Export Prepayment	SOFR + 1.30%	5.64%	542,167	607,136
			3,723,413	3,558,575
Rumo
ACF	IPCA + 6.48%	12.12%	324,351	299,706
BNDES	URTJLP + 2.06%	10.82%	1,645,813	1,861,658
CCB	IPCA + 0.94%	6.29%	834,576	874,513
Debentures	CDI + 0.70%	15.45%	259,105	—
Debentures (Law 12,431)	IPCA + 5.56%	11.16%	13,124,369	10,722,182
Export Credit Agency ("ECA")	Euribor + 0,58%	2.97%	4,526	38,525
NCE			—	276,661
Senior Notes	Prefixed + 4.73%	4.73%	5,039,319	5,049,973
			21,232,059	19,123,218

Total			60,400,263	66,455,426

Current			3,873,610	4,403,148
Non-current			56,526,653	62,052,278

30

Notes to the condensed interim financial statements

(In thousands of Brazilian reais - R$, except when otherwise indicated)

b) Changes in loans, borrowings and debentures

	Parent Company	Consolidated
Balance as at January 1, 2025	21,350,555	66,455,426
Proceeds	2,427,312	7,914,651
Repayment of principal	(7,148,782)	(13,410,998)
Payment of interest	(765,076)	(2,360,197)
Payment of interest on work in progress	—	(35,707)
Acquisition of subsidiaries (Note 6.3)	—	77,002
Interest, exchange rate and fair value	276,479	1,760,086
Balance as at June 30, 2025	16,140,488	60,400,263

c) Offset of assets and liabilities

	Segment	June 30, 2025	December 31, 2024
Assets
Credit Linked Notes	Rumo	5,579,180	6,334,168
Time deposit	Cosan Corporate	—	3,718,105
TRS	Cosan Corporate	3,332,195	5,640,466
Total		8,911,375	15,692,739

Liabilities
NCEs	Rumo	(5,579,180)	(6,334,168)
Loan 4.131 (i)	Cosan Corporate	—	(3,718,105)
Debentures	Cosan Corporate	(3,332,195)	(5,640,466)
Total		(8,911,375)	(15,692,739)
Net Balance		—	—

(i)	The balance of Loan 4,131 was settled as mentioned in Note 2.2.

d) Covenants

The Company and its subsidiaries are required to comply with the financial clauses per the terms of the main loan lines both financial and non-financial, as set forth in the loan and financing agreements.

As of June 30, 2025, the Company and its subsidiaries were in compliance with all financial and non-financial restrictive covenants. The terms of the loans include cross-default provisions.

31

Notes to the condensed interim financial statements

(In thousands of Brazilian reais - R$, except when otherwise indicated)

5.3          Derivative financial instruments

The Company uses swap instruments, whose fair value is determined from discounted cash flows based on market curves, to hedge the exposure to foreign exchange risk and interest, and inflation risk. The consolidated data are presented below:

	Parent Company				Consolidated
	Notional		Fair value		Notional		Fair value
	June 30, 2025	December 31, 2024	June 30, 2025	December 31, 2024	June 30, 2025	December 31, 2024	June 30, 2025	December 31, 2024
Exchange rate derivatives
Forward agreements	—	942,987	—	18,402	180,712	1,042,896	(19,311)	28,392
FX option agreements	—	—	—	—	328,500	411,000	5,505	3,096
	—	942,987	—	18,402	509,212	1,453,896	(13,806)	31,488
Commodity derivatives
Forward contract - NDF	—	—	—	—	20,855	21,174	(11,666)	(7,158)
	—	—	—	—	20,855	21,174	(11,666)	(7,158)
Foreign exchange and interest rate risk
Swap agreements (interest rate)	350,000	350,000	12,640	(4,705)	350,000	6,453,930	12,640	(364,783)
Swap agreements(interest and FX)	8,468,760	13,686,022	(78,594)	1,520,581	17,486,554	20,195,459	(573,130)	1,912,553
Swap agreements(interest and inflation)	—	—	—	—	21,051,206	12,247,351	325,275	(246,660)
	8,818,760	14,036,022	(65,954)	1,515,876	38,887,760	38,896,740	(235,215)	1,301,110
Share price risk
Swap agreements - (TRS)	944,593	1,817,821	(243,648)	(1,073,657)	944,593	1,817,821	(243,648)	(1,073,657)
Call Spread	5,678,737	—	18,060	—	5,678,737	4,667,709	18,060	77,341
	6,623,330	1,817,821	(225,588)	(1,073,657)	6,623,330	6,485,530	(225,588)	(996,316)

Total financial instruments			(291,542)	460,621			(486,275)	329,124
Current assets			—	18,402			161,993	905,341
Non-current assets			120,468	1,547,093			1,998,415	2,893,987
Current liabilities			(252,037)	(1,074,991)			(2,027,992)	(2,504,117)
Non-current liabilities			(159,973)	(29,883)			(618,691)	(966,087)
Total			(291,542)	460,621			(486,275)	329,124

32

Notes to the condensed interim financial statements

(In thousands of Brazilian reais - R$, except when otherwise indicated)

Below, we present the breakdown of the registration value of debt and non-debt derivative financial instruments:

	Parent Company		Consolidated
	June 30, 2025	December 31, 2024	June 30,2025	December 31, 2024
Derivative financial instruments	(65,954)	1,534,278	(215,370)	1,319,512
Non-derivative financial instruments	(225,588)	(1,073,657)	(270,905)	(990,388)
	(291,542)	460,621	(486,275)	329,124

Derivatives are only used for economic hedging purposes and not as speculative investments.

a) Fair value hedge

The Company, through its subsidiaries, adopts fair value hedge accounting for some of its operations.

There is an economic relationship between the hedged item and the hedging instrument because the terms of the interest and FX rate swap correspond to the terms of the fixed-rate loan, i.e., notional amount, term, and payment. Since the underlying risk of the interest and FX rate swap is identical to the hedged risk component, the Company has established a hedge ratio of 1:1 for its hedging relationships. The Company employs the discounted cash flow method and compares changes in the fair value of the hedging instrument with changes in the fair value of the hedged item attributable to the hedged risk in order to evaluate the effectiveness of the hedge. According to the Company's assessment, the sources of hedge ineffectiveness that are most likely to impact the hedge relationship during its term are: (i) a reduction or change in the hedged item; and (ii) a change in the Company's or the contracted swap counterparty's credit risk. The following amounts were associated with the items designated as hedging instruments:

					Carrying amount		Accumulated fair value of hedge adjustments
	Subsidiary	Index	Unit	Notional	June 30, 2025	December 31, 2024	June 30, 2025	December 31, 2024
FX rate risk hedge
Loans, borrowings and debentures
Designated items
PPE	Moove	US$ + 1.40%	USD	(100,000)	(542,167)	(620,690)	353	(13,554)
NCE	Moove	US$ + 1.30%	USD	(50,000)	(272,161)	(320,606)	1,869	(4,164)
Senior Notes 2028	Rumo	US$ + 5.30%	BRL	(2,791,600)	(2,491,457)	(2,631,834)	(287,976)	(519,686)
Senior Notes 2032	Rumo	US$ + 4.20%	BRL	(2,824,075)	(2,547,861)	(2,418,140)	(189,460)	(687,411)
NCE U.S.$	Rumo	SOFR + 1.30%	BRL	—	—	(25,341)	—	(131,663)
Total					(5,853,646)	(6,016,611)	(475,214)	(1,356,478)
Interest rate risk hedge
Loans, borrowings and debentures
Designated items
BNDES Project VIII	Comgás	IPCA + 3.25%	BRL	(749,998)	(655,561)	(678,785)	97,901	100,511
Debenture	Rumo	IPCA + 5.56%	BRL	(11,935,026)	(12,425,737)	(9,719,039)	(1,521,235)	(1,851,762)
ACF	Rumo	IPCA + 6.48%	BRL	(312,528)	(324,351)	(299,706)	(9,454)	(13,635)
Finem	Rumo	TLP + 2.06%	BRL	(20,806)	(21,469)	(25,764)	(2,040)	(2,212)
CCB	Rumo	IPCA + 0.94%	BRL	(920,982)	(834,576)	(874,513)	(80,477)	(63,520)
Total					(14,261,694)	(11,597,807)	(1,515,305)	(1,830,618)

33

Notes to the condensed interim financial statements

(In thousands of Brazilian reais - R$, except when otherwise indicated)

					June 30, 2025		December 31, 2024
	Subsidiary	Index	Unit	Notional	Assets	Liabilities	Assets	Liabilities
FX rate risk hedge
Derivative financial instruments
PPE	Moove	CDI + 0.79%	USD	100,000	3,044	—	66,126	—
NCE	Moove	CDI + 0.60%	USD	50,000	1,177	—	28,452	—
Swap Senior Notes 2028	Rumo	115% CDI	BRL	2,791,600	2,509,811	2,781,855	2,657,287	2,707,334
Swap Senior Notes 2032	Rumo	106% CDI	BRL	2,824,075	2,591,933	2,757,213	4,039,312	3,926,328
Total					5,105,965	5,539,068	6,791,177	6,633,662
Interest rate risk hedge
Derivative financial instruments
BNDES Project VIII	Comgás	99.75% CDI	BRL	749,998	654,419	753,701	693,704	795,268
Swaps Debentures	Rumo	104% CDI	BRL	11,935,026	12,526,507	12,284,412	10,016,793	10,377,790
ACF	Rumo	96% CDI	BRL	312,528	329,930	338,354	304,962	318,827
Finem	Rumo	96% CDI	BRL	20,806	22,556	20,904	23,552	22,614
CCB	Rumo	64% CDI	BRL	920,982	842,765	924,864	882,930	946,589
Total					14,376,177	14,322,235	11,921,941	12,461,088

b) Fair value option

Certain derivatives instruments were not designated to documented hedging structures.

34

Notes to the condensed interim financial statements

(In thousands of Brazilian reais - R$, except when otherwise indicated)

The Company chose to designate the hedged liabilities (hedge objects) to be recorded at fair value through profit or loss as below:

			Carrying amount		Accumulated fair value
	Index	Notional	June 30, 2025	December 31, 2024	June 30, 2025	December 31, 2024
FX rate risk
Items
Senior Notes 2027 (Cosan Luxembourg)	USD + 7.00%	—	—	(2,475,674)	—	(1,540,318)
Export Credit Agreement (Rumo)	EUR + 0.58%	(19,027)	(4,526)	(38,525)	(24,205)	(713)
Scotiabank 2022	USD + 2.51%	—	—	(1,245,669)	—	3,580
Scotiabank 2023	USD + 4.76%	(749,310)	(820,149)	(926,262)	1,265	5,920
BNP Paribas 2024	EUR + 5.74%	—	—	(523,634)	—	(19,408)
Total			(824,675)	(5,209,764)	(22,940)	(1,550,939)

FX rate risk
Items
BNDES Projects VI and VII (Compass)	IPCA + 4.10%	(91,779)	(77,338)	(88,477)	3,777	3,288
BNDES Project VIII (Compass)	IPCA + 3.25%	(658,663)	(585,406)	(639,325)	42,704	39,439
BNDES Project IX (Compass)	IPCA + 5.74%	(565,582)	(583,164)	(554,820)	47,024	54,110
BNDES Project IX - Sub A (Compass)	IPCA + 5.74%	(306,207)	(301,499)	(287,962)	19,362	22,242
BNDES Project IX - Sub A (Compass)	IPCA + 5.74%	(196,598)	(193,005)	(184,883)	9,493	10,864
BNDES Project IX - Sub B (Compass)	IPCA + 6.01%	(315,186)	(310,146)	(295,695)	20,495	23,999
Debenture 4th issue - 3rd Series (Compass)	IPCA + 7.36%	(38,273)	(44,279)	(41,436)	842	718
Debenture 9th issue - 1st Series (Compass)	IPCA + 5.12%	(500,000)	(545,358)	(512,946)	75,636	88,728
Debenture 9th issue - 2nd Series (Compass)	IPCA + 5.22%	(500,000)	(504,500)	(466,173)	114,014	133,379
Debenture 11th issue - 1st Series (Compass)	IPCA + 6.38%	(750,000)	(733,205)	(685,420)	51,576	72,780
Debenture 11th issue - 2nd Series (Compass)	IPCA + 6.45%	(750,000)	(714,118)	(662,782)	61,045	85,912
Debenture 12th issue – Single series (Compass)	IPCA + 7.17%	(600,000)	(623,914)	(588,142)	(25,581)	(10,096)
Debenture 2nd issue – Single series (Compass)	IPCA + 7.44%	(800,000)	(850,355)	—	(50,355)	—
Debentures (Rumo)	IPCA + 4.68%	(120,000)	(169,600)	(248,085)	(4,214)	(59,916)
Debentures (Rumo)	IPCA + 4.50%	(600,000)	(788,138)	(755,061)	(77,113)	(96,457)
Total			(7,024,025)	(6,011,207)	288,705	368,990

35

Notes to the condensed interim financial statements

(In thousands of Brazilian reais - R$, except when otherwise indicated)

			Carrying amount
	Index	Notional	June 30, 2025	December 31, 2024
FX rate risk
Derivatives instruments
Swap Senior Notes 2027 (Cosan Luxembourg)	BRL + 114.66% CDI	—	—	217,523
FX and interest rate swaps (Rumo)	BRL + 108% CDI	19,027	(15,360)	12,253
Scotiabank 2022 (Compass)	CDI + 1.20%	—	—	95,971
Scotiabank 2023 (Compass)	CDI + 1.35%	749,310	—	169,185
BNP Paribas 2024 (Compass)	CDI + 1.30%	—	—	55,805
Total			(15,360)	550,737
Interest risk
Derivatives instruments
BNDES Projects VI and VII (Compass)	87.50% CDI	91,779	(3,931)	(3,332)
BNDES Project VIII (Compass)	82.94% CDI	658,663	(43,880)	(39,834)
BNDES Project IX (Compass)	98.90% CDI	565,582	28,910	1,394
BNDES Project IX - Sub A (Compass)	95.55% CDI	306,207	(1,175)	(14,383)
BNDES Project IX - Sub A (Compass)	92.35% CDI	196,598	(1,028)	(8,929)
BNDES Project IX - Sub B (Compass)	98.49% CDI	315,186	(1,868)	(15,994)
Debenture 4th issue - 3rd Series (Compass)	112.49% CDI	38,273	3,133	3,203
Debenture 9th issue - 1st Series (Compass)	109.20% CDI	500,000	32,147	5,192
Debenture 9th issue - 2nd Series (Compass)	110.60% CDI	500,000	(6,373)	(39,535)
Debenture 11th issue - 1st Series (Compass)	100.45% CDI	750,000	(36,168)	(71,755)
Debenture 11th issue - 2nd Series (Compass)	99.70% CDI	750,000	(45,797)	(84,963)
Debenture 12th issue – Single series (Compass)	95.66% CDI	600,000	43,682	10,424
Debenture 2nd issue – Single series (Compass)	97.40% CDI	800,000	13,539	—
Debentures (Rumo)	107% CDI	120,000	43,454	60,419
Debentures (Rumo)	103% CDI	600,000	158,612	130,505
Total			183,257	(67,588)

36

Notes to the condensed interim financial statements

(In thousands of Brazilian reais - R$, except when otherwise indicated)

c) Cash flow hedge

Compass

The indirect subsidiary Edge Comercialização S.A. entered into a natural gas purchase agreement indexed to Brent and US dollar risk. To mitigate fluctuations in the corresponding indexes, this transaction was designated as a cash flow hedge, as provided for in CPC 40. The transaction was settled in May 2025.

The indirect subsidiary Terminal de Regaseificação de São Paulo ("TRSP") adopted a hedge accounting strategy to protect its results from exposure to variability in cash flows arising from the exchange rate effects of highly probable revenues in US dollars projected for a period of 20 years, through non-derivatives hedging instruments – lease liabilities in US dollars already contracted.

Rumo

To mitigate the effects of exchange rate volatility on future cash flows, the subsidiary Rumo entered into derivatives financial instruments in the form of swap transactions and designated a cash flow hedge. The hedging relationship was formally designated and documented at the beginning of the transaction, demonstrating that the hedge is effective in offsetting the variations in cash flows attributable to exchange rate risk. The effects of this hedge are recognized in net under "Other Comprehensive Income."

The impact of hedged items on the balance sheet is presented below:

					Carrying amount
	Subsidiary	Risk	Unit	Notional	June 30, 2025	December 31, 2024
Financial instrument
Leasing	TRSP	FX rate	BRL	3,453,427	(198,383)	(446,224)
Swap exchange rate and interest	Rumo	FX rate	BRL	1,107,612	(107,920)	—
Total					(306,303)	(446,224)
(-) Deferred tax					104,143	151,716

The effect of cash flow hedge on the income statement and other comprehensive income is shown below:

				Write-offs		Ineffectiveness
	Subsidiary	Balance as at January 1, 2025	Other comprehensive income	Net sales	Cost of sales	Financial result	Balance as at June 30, 2025
Financial instrument
Derivative futures	Edge	—	(13,089)	—	9,027	4,062	—
Leasing	TRSP	(446,224)	239,331	7,497	—	1,013	(198,383)
Swap exchange rate and interest	Rumo	—	(107,920)	—	—	—	(107,920)
Total		(446,224)	118,322	7,497	9,027	5,075	(306,303)

Sources of ineffectiveness in hedge accounting, although historically immaterial, may arise from the following factors:

1.	Temporal misalignment between the cash flows of the hedged items and the hedging instruments;
2.	Use of different reference indices, resulting in different risk curves between the protected items and the hedging instruments;
3.	Distinct effects of counterparty credit risk on the change in the fair value of hedging instruments and hedged items;
4.	Changes in projections of expected cash flows from hedged items and hedging instruments.

The Company continuously monitors sources of ineffectiveness, using quantitative and qualitative analyses to assess the impacts on fair value and hedge effectiveness. These practices are aligned with accounting and treasury policies.

As of June 30, 2025, there was no change in the fair value of the hedging instruments used to recognize ineffectiveness.

37

Notes to the condensed interim financial statements

(In thousands of Brazilian reais - R$, except when otherwise indicated)

5.4          Related parties

a) Accounts receivable and payable with related parties:

	Parent Company		Consolidated
	June 30, 2025	December 31, 2024	June 30, 2025	December 31, 2024
Current assets
Commercial operations
Raízen S.A.	2,801	5,241	56,680	72,518
Rumo S.A.	39,239	25,706	—	—
CLI Sul S.A.	10	10	14,305	19,458
Cosan Lubrificantes e Especialidades S.A.	6,933	14,164	—	—
Compass Gás e Energia S.A.	25,932	18,561	—	—
Termag - Terminal Marítimo de Guarujá S.A.	—	—	14,286	14,286
Associação Gestora da Ferrovia Interna do Porto de Santos (AG-FIPS)	—	—	35,100	36,985
Radar Gestão de Investimentos S.A.	232	—	233	—
Radar Propriedades Agrícolas S.A.	1,957	—	—	—
Other	150	2,688	857	6,938
	77,254	66,370	121,461	150,185
Financial and corporate operations
Raízen S.A.	62,600	45,173	62,600	45,173
Cosan Lubrificantes e Especialidades S.A.	10,155	—	—	—
Cosan Luxembourg S.A.	2,865	2,556	—	—
Other	—	—	—	1,705
	75,620	47,729	62,600	46,878
Total current assets	152,874	114,099	184,061	197,063
Non-current assets
Commercial operations
Termag - Terminal Marítimo de Guarujá S.A.	—	—	14,286	21,438
	—	—	14,286	21,438
Financial operations
Raízen S.A.	—	28,864	33	26,920
Cosan Lubrificantes e Especialidades S.A.	95,250	109,550	—	—
Ligga S.A.	—	154,468	—	154,468
CLI Sul S.A.	—	—	12,000	—
	95,250	292,882	12,033	181,388
Total non-current assets	95,250	292,882	26,319	202,826
Related parties receivables	248,124	406,981	210,380	399,889

38

Notes to the condensed interim financial statements

(In thousands of Brazilian reais - R$, except when otherwise indicated)

	Parent Company		Consolidated
	June 30, 2025	December 31, 2024	June 30, 2025	December 31, 2024
Current liabilities
Commercial operations
Raízen S.A.	76,989	8,176	350,849	303,656
Termag - Terminal Marítimo de Guarujá S.A.	—	—	—	8,149
Associação Gestora da Ferrovia Interna do Porto de Santos (AG-FIPS)	—	—	20,688	45,119
Other	191	64	2,935	1,932
	77,180	8,240	374,472	358,856
Financial and corporate operations
Raízen S.A.	—	56,478	3,480	57,554
Cosan Overseas Limited	35,262	40,012	—	—
Cosan Luxembourg S.A	33,887	105,890	—	—
	69,149	202,380	3,480	57,554
Total current liabilities	146,329	210,620	377,952	416,410
Non-current liabilities
Financial operations
Cosan Lubrificantes e Especialidades S.A.	618,498	591,491	—	—
Cosan Luxembourg S.A	1,991,842	3,342,012	—	—
Cosan Overseas Limited	2,747,650	3,117,823	—	—
Raízen S.A.	1,078	1,078	1,078	1,078
Total non-current liabilities	5,359,068	7,052,404	1,078	1,078
Payables to related parties	5,505,397	7,263,024	379,030	417,488

39

Notes to the condensed interim financial statements

(In thousands of Brazilian reais - R$, except when otherwise indicated)

b) Transactions with related parties:

	Parent Company				Consolidated
	Period of three months ended June 30,		Period of six months ended June 30,		Period of three months ended June 30,		Period of six months ended June 30,
	2025	2024	2025	2024	2025	2024	2025	2024
Operating income
Raízen S.A.	—	—	—	—	218,966	10,493	352,035	265,889
CLI Sul S.A.	—	—	—	—	—	3,303	—	7,649
Other	—	—	—	—	(1,021)	—	2,642	196
	—	—	—	—	217,945	13,796	354,677	273,734
Purchase of products / inputs / services
Raízen S.A.	(528)	(11)	(558)	(15)	(642,638)	(628,399)	(1,150,265)	(1,151,114)
Other	—	—	—	—	(2,625)	(2,276)	(3,875)	(2,169)
	(528)	(11)	(558)	(15)	(645,263)	(630,675)	(1,154,140)	(1,153,283)
Shared income (expenses)
Compass Gás e Energia S.A.	13,643	1,775	22,668	10,469	—	—	—	—
Edge Comercialização S.A.	(61)	—	9,277	—	—	—	—	—
Cosan Lubrificantes e Especialidades S.A.	2,334	1,365	5,426	2,962	—	—	—	—
Raízen S.A.	(960)	(861)	(479)	(1,726)	(26,050)	(40,330)	(50,152)	(60,494)
Rumo S.A.	16,967	1,140	33,899	2,625	—	—	—	—
Associação Gestora da Ferrovia Interna do Porto de Santos (AG-FIPS)	—	—	—	—	(34,587)	—	(59,711)	—
Other	1,301	68	2,083	52	44	68	46	52
	33,224	3,487	72,874	14,382	(60,593)	(40,262)	(109,817)	(60,442)
Financial result
Cosan Luxembourg S.A.	77,185	(447,518)	241,001	(603,115)	—	—	—	—
Cosan Overseas Limited	86,751	(340,601)	255,741	(470,849)	—	—	—	—
Raízen S.A.	—	—	(10,507)	—	—	—	(10,507)	—
Moove Lubrificantes Limited	1	—	(4)	—	—	—	—	—
Ligga S.A.	5,240	—	10,410	—	5,240	—	10,410	—
	169,177	(788,119)	496,641	(1,073,964)	5,240	—	(97)	—
Total	201,873	(784,643)	568,957	(1,059,597)	(482,671)	(657,141)	(909,377)	(939,991)

40

Notes to the condensed interim financial statements

(In thousands of Brazilian reais - R$, except when otherwise indicated)

c) Managers’ and directors’ compensation:

	Parent Company				Consolidated
	Period of three months ended June 30,		Period of six months ended June 30,		Period of three months ended June 30,		Period of six months ended June 30,
	2025	2024	2025	2024	2025	2024	2025	2024
Short-term benefits to employees and directors	34,301	11,907	43,747	20,632	67,156	45,818	107,148	76,461
Share-based compensation	4,239	13,868	7,590	27,737	8,208	16,586	15,840	35,502
Post-employment benefits	53	158	107	287	671	648	1,273	1,186
Employment termination benefits	—	—	—	1,645	—	—	—	1,645
Others long-term benefits	—	—	—	—	486	910	971	1,800
Total	38,593	25,933	51,444	50,301	76,521	63,962	125,232	116,594
5.5          Trade payables
	Parent Company		Consolidated
	June 30, 2025	December 31, 2024	June 30, 2025	December 31, 2024
Material and services suppliers	1,366	2,744	3,093,256	4,205,516
Natural gas / transport and logistics suppliers	—	156	985,822	982,333
	1,366	2,900	4,079,078	5,187,849

Current	1,366	2,900	4,059,315	5,168,593
Non-current	—	—	19,763	19,256
Total	1,366	2,900	4,079,078	5,187,849

41

Notes to the condensed interim financial statements

(In thousands of Brazilian reais - R$, except when otherwise indicated)

5.6          Fair value measurements

The carrying amounts of short-term financial assets and liabilities do not differ significantly from their fair value. The carrying amounts and fair value of consolidated assets and liabilities are as follows:

		Carrying amount		Assets and liabilities measured at fair value
		June 30, 2025	December 31, 2024	June 30, 2025			December 31, 2024
	Note			Level 1	Level 2	Level 3	Level 1	Level 2	Level 3
Assets
Investment funds	5.1	1,308,890	2,122,442	—	1,308,890	—	—	2,122,442	—
Marketable securities		3,048,586	3,386,301	224,748	2,823,838	—	—	3,386,301	—
Other financial assets		4,563	4,495	4,563	—	—	4,495	—	—
Investment properties (i)		16,732,690	16,818,919	—	—	16,732,690	—	—	16,818,919
Derivative financial instruments	5.3	2,160,408	3,799,328	—	2,160,408	—	—	3,799,328	—
Total		23,255,137	26,131,485	229,311	6,293,136	16,732,690	4,495	9,308,071	16,818,919
Liabilities
Loans, borrowings and debentures	5.2	(60,400,263)	(66,455,426)	—	(59,526,360)	—	—	(28,294,034)	—
Derivative financial instruments	5.3	(2,646,683)	(3,470,204)	—	(2,646,683)	—	—	(3,470,204)	—
Total		(63,046,946)	(69,925,630)	—	(62,173,043)	—	—	(31,764,238)	—

(i)	The fair value of investment properties was determined using the direct comparative method of market data applied to transactions involving similar properties (type, location, and quality of property) and, to a lesser extent, sales quotes for potential transactions involving comparable assets (level 3). The methodology used to determine fair value incorporates direct comparisons of market information, such as market research, homogenization of values, spot market prices, sales, distances, facilities, access to land, topography and soil, land use (crop type), and rainfall, among other data, in accordance with the standards issued by the Brazilian Association of Technical Standards (Associação Brasileira de Normas Técnicas -"ABNT"). For the period ended June 30, 2025, there was no fair value adjustment.

For debt having a market value quoted on the Luxembourg Stock Exchange (LuxSE), the fair value measurement is based on the quoted market price as follows:

Debt	Company	June 30, 2025	December 31, 2024
Senior Notes due 2028	Rumo Luxembourg	98.89%	97.32%
Senior Notes due 2032	Rumo Luxembourg	89.61%	84.30%
Senior Notes due 2027 (i)	Cosan Luxembourg S.A.	—	99.63%

(i)	The debt was settled on March 14, 2025, as per Note 2.1.

42

Notes to the condensed interim financial statements

(In thousands of Brazilian reais - R$, except when otherwise indicated)

5.7          Financial risk management

a) Market Risk

Foreign exchange risk

The Company had the following net exposure to exchange rate fluctuations on assets and liabilities denominated in US dollars, euros, and pounds sterling for companies with the Brazilian real as their functional currency.

	June 30, 2025	December 31, 2024
Cash and cash equivalents	988,052	1,861,070
Trade receivables	17,293	35,807
Trade payables	(737,425)	(691,312)
Loans, borrowings and debentures	(15,235,539)	(24,263,167)
Leases	(1,857,836)	(2,121,304)
Consideration payable	(174,291)	(246,256)
Derivative financial instruments (notional)	16,278,639	22,576,441
Foreign exchange exposure, net	(721,107)	(2,848,721)

The probable scenario considers the estimated exchange rates at the maturity of the transactions, as presented below:

			Scenarios
Instrument	Risk factor	Probable	25%	50%	(25%)	(50%)
Cash and cash equivalents	Low FX rate	61,823	322,701	583,579	(199,055)	(459,933)
Trade payables	High FX rate	(3,502)	(18,311)	(33,120)	11,307	26,116
Loans, borrowings and debentures	High FX rate	(957,305)	(3,024,928)	(7,073,139)	(289,254)	6,439,331
Lease liabilities	High FX rate	(116,738)	(586,030)	(1,079,674)	303,852	846,198
Consideration payable	High FX rate	(11)	(57)	(104)	(206)	(159)
Derivative financial instruments	Low FX rate	395,257	4,271,348	8,193,038	(3,556,105)	(7,435,080)
Impacts on profit or loss before tax		(579,093)	1,181,095	981,942	(3,863,069)	(892,125)
Impacts on other comprehensive income		(41,383)	(216,372)	(391,362)	133,608	308,598

	Exchange rate sensitivity analysis
	June 30, 2025	Scenarios
		Probable	25%	50%	(25%)	(50%)
U.S.$	5.4571	5.8000	7.2500	8.7000	4.3500	2.9000
Euro	6.4230	6.7860	8.4825	10.1790	5.0895	3.3930
GBP	7.4893	8.0040	10.0050	12.0060	6.0030	4.0020

43

Notes to the condensed interim financial statements

(In thousands of Brazilian reais - R$, except when otherwise indicated)

Interest rate risk

Below is a sensitivity analysis of interest on loans and financing and financial assets linked to the CDI rate with 25% and 50% pre-tax increases and decreases:

		Scenarios
Interest rate exposure	Probable	25%	50%	(25%)	(50%)
Cash and cash equivalents	1,804,948	2,256,197	2,708,652	1,353,722	902,474
Marketable securities	391,326	489,177	587,259	293,514	195,663
Restricted cash	31,740	39,676	47,633	23,806	15,870
Lease and concession in installments	(146,346)	(182,982)	(219,619)	(109,809)	(73,173)
Leases liabilities	(443,412)	(447,946)	(452,447)	(438,911)	(434,358)
Derivative financial instruments	(2,973,248)	(3,898,420)	(4,247,821)	(2,059,701)	(1,046,263)
Loans, borrowings and debentures	(4,181,127)	(5,008,886)	(5,756,448)	(3,153,825)	(2,170,376)
Other financial liabilities	(109,960)	(137,450)	(165,015)	(82,470)	(54,980)
Impacts on profit or loss before taxes	(5,626,079)	(6,890,634)	(7,497,806)	(4,173,674)	(2,665,143)

Part of the amount shown under derivatives financial instruments corresponds to the Total Return Swap (TRS):

		Scenarios
Interest rate exposure	Probable	25%	50%	(25%)	(50%)
Derivative financial instruments	(40,056)	(50,084)	(60,112)	(30,056)	(20,028)

The probable scenario considers the estimated interest rate, made by a specialized third party and the Central Bank of Brazil ("BACEN"), as follows:

		Scenarios
	Probable	25%	50%	(25%)	(50%)
SELIC	14.58%	18.23%	21.88%	10.94%	7.29%
CDI	14.48%	18.10%	21.73%	10.86%	7.24%
TJLP462 (TJLP + 1% p.a.)	9.50%	11.63%	13.75%	7.38%	5.25%
TJLP	8.50%	10.63%	12.75%	6.38%	4.25%
IPCA	4.81%	6.01%	7.21%	3.61%	2.40%
IGPM	5.63%	7.03%	8.44%	4.22%	2.81%
Fed Funds	6.36%	7.95%	9.54%	4.77%	3.18%
SOFR	4.00%	5.00%	6.00%	3.00%	2.00%

44

Notes to the condensed interim financial statements

(In thousands of Brazilian reais - R$, except when otherwise indicated)

Price risk

•        Natural Gas

		Scenarios
Instrument	Risk factor	25%	50%	(25%)	(50%)
Brent Derivatives – options	Price variation U.S.$/bbl	26,843	53,686	(26,843)	(53,686)

•        Options

		Scenarios
Instrument	Interest	Probable	25%	50%	(25%)	(50%)
VALE3 (Call spread)	1.34%	18,060	107,002	217,582	(5,030)	(17,308)

Call Option (“Call”)

The Company has a call option that gives it the right to repurchase all preferred shares of Cosan Nove and Cosan Dez, which may be exercised as of the third year after the execution of the respective agreements in December 2022.

On June 30, 2025, the Company measured the fair value of the call option and concluded that is out of price.

Contingent put option

In the shareholders' agreements entered into between the Company and the banks Itaú and Bradesco regarding the issuance of preferred shares, it was defined that both financial institutions have a contingent put option only when the specific adverse material effects provided for in the contract occur, which are under the Company's control and, therefore, do not constitute a financial obligation.

The prices for the exercise of the options are calculated based on the initial amounts adjusted by a weighted average rate of CDI + 0.60% minus the dividends received by non-controlling shareholders in this period, which, on June 30, 2025, is represented by the amounts of R$2,315,367 and R$3,894,355, respectively.

•        Total Return Swap (TRS)

The Company is exposed to risks linked to the price of Cosan's shares (ticker CSAN3). To mitigate such exposures, total return swap derivatives were contracted for 106,695,312 shares, in which the Company receives the share price variation and the proceeds on the asset side and pays CDI + 0.97% per year on the liability side.

The sensitivity analysis considers the closing price of the shares, as shown below:

		Scenarios
Instrument	Probable	25%	50%	(25%)	(50%)
Net exposure option	(274,735)	182,982	365,965	(182,982)	(365,965)
Value of the share (CSAN3)	6.86	8.58	10.29	5.15	3.43

45

Notes to the condensed interim financial statements

(In thousands of Brazilian reais - R$, except when otherwise indicated)

b) Credit risk

The Company's regular operations expose it to the risk of default when customers, suppliers, and counterparties are unable to fulfill their financial commitments or other obligations. The credit risk exposure was as follows:

	June 30, 2025	December 31, 2024
Cash and cash equivalents	13,527,889	16,903,542
Trade receivables	4,118,390	3,995,734
Marketable securities	2,823,837	3,386,301
Restricted cash	220,693	174,303
Derivative financial instruments	2,160,408	3,799,328
Receivables from related parties	210,380	399,889
Receivable dividends and interest on equity	32,669	153,548
Other financial assets	4,563	4,495
Total	23,098,829	28,817,140

The Company is exposed to risks related to its cash management activities and temporary investment.

The credit risk of cash and cash equivalents, marketable securities, restricted cash and derivative financial instruments is determined by rating agencies widely accepted by the market, as presented below:

	June 30, 2025	December 31, 2024
AAA	17,663,733	22,706,407
AA	967,927	803,935
A	—	571,942
Not rated	101,167	181,190
Total	18,732,827	24,263,474

c) Liquidity risk

The Company's financial liabilities (based on contracted undiscounted cash flows) are categorized by maturity dates as follows:

	June 30, 2025					December 31, 2024
	Up to 1 year	From 1 to 2 years	From 3 to 5 years	Over 5 years	Total	Total
Loans, borrowings and debentures	(7,192,922)	(7,923,326)	(38,970,940)	(40,694,061)	(94,781,249)	(64,570,345)
Trade payables	(4,059,315)	(19,763)	—	—	(4,079,078)	(10,670,813)
Other financial liabilities	(695,027)	(158,475)	—	—	(853,502)	(770,103)
Installment of tax debts	(11,917)	(7,211)	(6,693)	(221,770)	(247,591)	(454,885)
Leases	(911,271)	(845,208)	(890,764)	(19,997,826)	(22,645,069)	(20,948,336)
Lease and concession in installments		(285,713)	(564,004)	(190,066)	(1,329,783)	(1,281,108)
Related party payables	(377,952)	(1,078)	—	—	(379,030)	(416,410)
Dividends payable	(135,875)	—	—	—	(135,875)	(96,722)
Consideration payable	(9,550)	(9,550)	(20,191)	(109,966)	(149,257)	(185,622)
Derivative financial instruments	(2,967,990)	(1,195,283)	(44,085)	10,804,069	6,596,711	6,528,439
Sectorial financial liabilities (i)	(78,067)	—	—	—	(78,067)	(64,718)
	(16,729,886)	(10,445,607)	(40,496,677)	(50,409,620)	(118,081,790)	(92,930,623)

(i)	The Company has long-term sector liabilities recorded in the indirect subsidiary Comgás, which are not presented in the schedule due to uncertainties related to the disbursement period.

46

Notes to the condensed interim financial statements

(In thousands of Brazilian reais - R$, except when otherwise indicated)

6             Investment in subsidiaries and associates
6.1          Investments in subsidiaries

The Company's subsidiaries are listed below:

	June 30, 2025	December 31, 2024
Directly owned subsidiaries excluding treasury shares
Cosan Corporate
Cosan Corretora de Seguros Ltda	100.00%	100.00%
Cosan Nove Participações S.A.	87.27%	73.09%
Cosan Luxembourg S.A. (i)	100.00%	100.00%
Cosan Overseas Limited	100.00%	100.00%
Pasadena Empreendimentos e Participações S.A.	100.00%	100.00%
Cosan Limited Partners Brasil Consultoria Ltda.	98.13%	98.13%
Barrapar Participaçoes Ltda.	100.00%	100.00%
Aldwych Temple	100.00%	100.00%
Cosan Global Limited	100.00%	100.00%
Cosan Dez Participações S.A.	76.80%	76.80%
Radar
Radar Propriedades Agrícolas S.A.	50.00%	50.00%
Radar II Propriedades Agrícolas S.A.	50.00%	50.00%
Nova Agrícola Ponte Alta S.A.	50.00%	50.00%
Nova Amaralina S.A Propriedades Agrícolas	50.00%	50.00%
Nova Santa Bárbara Agrícola S.A.	50.00%	50.00%
Terras da Ponta Alta S.A.	50.00%	50.00%
Castanheira Propriedades Agrícolas S.A.	50.00%	50.00%
Manacá Propriedades Agrícolas S.A.	50.00%	50.00%
Paineira Propriedades Agrícolas S.A.	50.00%	50.00%
Tellus Brasil Participações S.A.	20.00%	20.00%
Janus Brasil Participações S.A.	20.00%	20.00%
Duguetiapar Empreendimentos e Participações S.A.	20.00%	20.00%
Gamiovapar Empreendimentos e Participações S.A.	20.00%	20.00%
Moove
Moove Lubricants Holdings	70.00%	70.00%
Rumo
Rumo S.A.	30.39%	30.40%

Note: Considers direct and indirect participation in subsidiaries excluding treasury shares.

(i)	On June 30, 2025, the subsidiary Cosan Luxembourg S.A. had an uncovered liability in the amount of R$349,399, as shown below. However, no other events or conditions have been identified that, individually or collectively, may raise significant doubts about its ability to continue as a going concern. The subsidiaries rely on the financial support of the Company.

47

Notes to the condensed interim financial statements

(In thousands of Brazilian reais - R$, except when otherwise indicated)

The following are the investments in subsidiaries as of June 30, 2025, considered relevant to the Company:

a) Parent company

	Shares issued by the subsidiary	Shares held by Cosan	Cosan ownership interest	Economic benefit (%)
Cosan Corporate
Cosan Corretora de Seguros Ltda	5,000	4,999	100.00%	100.00%
Cosan Nove Participações S.A.	7,663,761,736	6,688,357,663	87.27%	66.16%
Cosan Luxembourg S.A.	500,010	500,010	100.00%	100.00%
Cosan Overseas Limited	4,850,000	4,850,000	100.00%	100.00%
Pasadena Empreendimentos e Participações S.A.	41,481,296	41,481,046	100.00%	100.00%
Cosan Limited Partners Brasil Consultoria Ltda	160,000	157,000	98.13%	98.13%
Cosan Global Limited	1,300	1,300	100.00%	100.00%
Cosan Dez Participações S.A.	3,473,458,688	2,667,494,859	76.80%	72.00%
Radar
Radar Propriedades Agrícolas S.A.	737,500	305,694	41.45%	41.45%
Radar II Propriedades Agrícolas S.A.	81,440,221	40,720,111	50.00%	50.00%
Nova Agrícola Ponte Alta S.A.	160,693,378	66,607,405	41.45%	41.45%
Nova Amaralina S.A Propriedades Agrícolas	30,603,159	12,685,010	41.45%	41.45%
Nova Santa Bárbara Agrícola S.A.	32,336,994	13,403,684	41.45%	41.45%
Terras da Ponte Alta S.A.	16,066,329	6,659,494	41.45%	41.45%
Castanheira Propriedades Agrícolas S.A.	83,850,938	34,756,214	41.45%	41.45%
Manacá Propriedades Agrícolas S.A.	126,200,853	52,310,254	41.45%	41.45%
Paineira Propriedade Agrícolas S.A.	132,667,061	54,990,497	41.45%	41.45%
Tellus Brasil Participações S.A.	106,907,867	64,243,260	60.09%	19.57%
Janus Brasil Participações S.A.	286,370,051	173,464,883	60.57%	19.57%
Duguetiapar Empreendimentos e Participações S.A.	3,573,842	2,163,979	60.55%	19.57%
Gamiovapar Empreendimentos e Participações S.A.	12,132,621	7,346,670	60.55%	19.57%
Moove
Moove Lubricants Holdings	34,963,764	24,474,635	70.00%	70.00%
Rumo
Rumo S.A.	1,854,868,949	562,529,490	30.39%	30.39%

48

Notes to the condensed interim financial statements

(In thousands of Brazilian reais - R$, except when otherwise indicated)

	Balance as at January 1, 2025	Profit attributable to non-controlling interests	Capital increase	Change of equity interest in subsidiary	Other comprehensive income	Dividends	Purchase of a shareholding	Incorporation of subsidiary	Others	Balance as at June 30, 2025	Dividend receivable (i)
Cosan Corporate
Cosan Corretora de Seguros Ltda.	3,333	1,474	—	—	—	—	—	—	—	4,807	—
Cosan Nove Participações S.A.	7,153,309	(1,152,631)	331,000	(975,073)	258,134	—	2,169,000	—	(77,981)	7,705,758	—
Cosan Dez Participações S.A.	3,366,248	408,568	—	(34)	66,338	—	—	—	—	3,841,120	11,717
Pasadena Empreendimentos e Participações S.A.	(251)	(13)	—	—	—	—	—	—	264	—	—
Cosan Oito S.A.	9,601,259	—	—	—	18,322	—	—	(9,619,581)	—	—	—
Cosan Global	129,764	(18,708)	2,892	—	—	—	—	—	148	114,096	—
Outros	31,631	(1,503)	—	—	(1,989)	—	—	—	—	28,139	—
Radar
Radar II Propriedades Agrícolas S.A.	1,241,246	14,284	—	—	—	(22,116)	—	—	—	1,233,414	—
Radar Propriedades Agrícolas S.A.	266,250	1,096	—	—	—	(19,357)	—	—	—	247,989	—
Nova Agrícola Ponte Alta S.A.	455,407	5,261	—	—	—	(5,181)	—	—	—	455,487	—
Nova Santa Bárbara Agrícola S.A.	35,942	584	—	—	—	(15,659)	—	—	—	20,867	—
Nova Amaralina S.A. Propriedades Agrícolas	229,289	2,739	—	—	—	(6,208)	—	—	—	225,820	133
Terras da Ponte Alta S.A.	98,121	1,585	—	—	—	(3,715)	—	—	—	95,991	—
Paineira Propriedades Agrícolas S.A.	231,839	3,891	—	—	—	(4,145)	—	—	—	231,585	—
Manacá Propriedades Agrícolas S.A.	226,538	3,442	—	—	—	(3,731)	—	—	—	226,249	—
Castanheira Propriedades Agrícolas S.A.	325,220	2,169	—	—	—	(7,047)	—	—	—	320,342	—
Tellus Brasil Participações S.A.	767,096	11,374	—	—	—	(13,059)	—	—	—	765,411	—
Janus Brasil Participações S.A.	1,198,363	21,417	—	—	—	(32,880)	—	—	—	1,186,900	—
Duguetiapar Empreendimentos e Participações S.A.	735	24	—	—	—	—	—	—	—	759	—
Gamiovapar Empreendimentos e Participações S.A.	143,697	1,469	—	—	—	(1,957)	—	—	—	143,209	—
Moove
Moove Lubricants Holdings	1,325,556	262,343	—	—	(28,191)	—	—	—	—	1,559,708	—
Outros	460	(4)	—	—	(63)	—	—	—	—	393	—
Rumo
Rumo S.A.	4,477,644	69,587	—	(456)	(21,857)	(455,893)	—	—	5,049	4,074,074	—
Total investment in subsidiaries	31,308,696	(361,552)	333,892	(975,563)	290,694	(590,948)	2,169,000	(9,619,581)	(72,520)	22,482,118	11,850
Cosan Corporate
Pasadena Empreendimentos e Participações S.A.	—	—	—	—	—	—	—	—	(264)	(264)	—
Cosan Luxembourg S.A.	(263,722)	(85,677)	—	—	—	—	—	—	—	(349,399)	—
Total provision for uncovered liability of subsidiary	(263,722)	(85,677)	—	—	—	—	—	—	(264)	(349,663)	—
Total	31,044,974	(447,229)	333,892	(975,563)	290,694	(590,948)	2,169,000	(9,619,581)	(72,784)	22,132,455	11,850
(i)	Dividends receivable by Cosan SA from its subsidiaries.
49

Notes to the condensed interim financial statements

(In thousands of Brazilian reais - R$, except when otherwise indicated)

b) Consolidated

	Number of shares of the investee	Investor's shares	Equity stake
Rumo
Rhall Terminais Ltda	28,580	8,574	30.00%
Termag - Terminal Marítimo de Guarujá S.A.	500,000	100,000	20.00%
TGG - Terminal de Granéis do Guarujá S.A.	500,000	50,000	10.00%
CLI Sul S.A.	543,750,625	108,750,125	20.00%
Terminal Multimodal de Grãos e Fertilizantes S.A.	60,005,000	30,002,500	50.00%
Compass
CEG Rio S.A.	1,995,022,625	746,251,086	37.41%
Companhia de Gás de Mato Grosso do Sul - Msgás	61,610,000	30,188,900	49.00%
Companhia de Gás de Santa Catarina - Scgás	10,749,497	4,407,293	41.00%

The relevant movements that impacted the consolidated balances of the condensed interim individual and consolidated financial statements are detailed in Explanatory Note 2.1.

6.2          Non-controlling interest in subsidiaries
	Shares issued by the subsidiary	Shares held by non-controlling shareholders	Non-controlling interest
Radar
Tellus Brasil Participações S.A.	106,907,867	85,526,294	80.00%
Janus Brasil Participações S.A.	286,370,051	229,096,041	80.00%
Duguetiapar Empreendimentos e Participações S.A.	3,573,842	2,859,074	80.00%
Gamiovapar Empreendimentos e Participações S.A.	12,123,621	9,706,097	80.00%
Radar Propriedades Agrícolas S.A.	737,500	368,750	50.00%
Nova Agrícola Ponte Alta S.A.	160,693,378	80,346,689	50.00%
Terras da Ponte Alta S.A.	16,066,329	8,033,165	50.00%
Nova Santa Bárbara Agrícola S.A.	32,336,994	16,168,497	50.00%
Nova Amaralina S.A.	30,603,159	15,301,580	50.00%
Paineira Propriedades Agrícolas S.A.	132,667,061	66,333,531	50.00%
Manacá Propriedades Agrícolas S.A.	126,200,853	63,100,427	50.00%
Castanheira Propriedades Agrícolas S.A.	83,850,938	41,925,469	50.00%
Radar II Propriedades Agrícolas S.A.	81,440,221	40,720,111	50.00%
Rumo
Rumo S.A.	1,854,868,949	1,287,383,261	69.61%
Moove
Moove Lubricants Holdings	34,963,764	10,489,129	30.00%
Corporativo
Cosan Nove Participações S.A.	7,663,761,736	975,404,073	12.73%
Cosan Limited Partners Brasil Consultoria Ltda.	160,000	3,000	1.88%
Cosan Dez Participações S.A.	3,473,458,688	805,963,829	23.20%

50

Notes to the condensed interim financial statements

(In thousands of Brazilian reais - R$, except when otherwise indicated)

The following table summarizes information relating to each of the Company's subsidiaries that has material non-controlling interests, prior to any intra-group elimination.

	Balance as of January1, 2025	Profit attributable to non-controlling interests	Capital increase	Other comprehensive income	Dividends	Change of equity interest in subsidiary	Other	Balance as of June 30, 2025
Compass
Companhia de Gás de São Paulo - COMGÁS	26,637	5,464	—	—	(812)	—	—	31,289
Commit Gás S.A.	1,357,447	61,412	—	—	(68,910)	—	—	1,349,949
Companhia Paranaense de Gás - COMPAGAS	460,508	(984)	—	—	(13,453)	—	—	446,071
Biometano Verde Paulínia S.A.	238,239	(752)	—	—	—	—	—	237,487
Compass Gás e Energia	557,943	84,947	—	11,779	(6)	—	—	654,663
Rumo
Rumo S.A.	10,457,452	166,495	—	(50,160)	(1,049,156)	198	11,956	9,536,785
Moove
Moove Lubricants Holdings	566,991	112,433	—	(12,139)	—	—	—	667,285
Corporativo
Cosan Limited Partners Brasil	5	(9)	—	—	—	—	—	(4)
Cosan Nove Participações S.A.	2,164,445	(589,558)	89,084	53,573	(331,000)	(1,193,928)	3,132	195,748
Cosan Dez Participações S.A.	980,133	216,512	—	20,044	—	(11)	—	1,216,678
Radar
Janus Brasil Participações S.A.	5,051,050	87,119	—	—	(133,668)	—	—	5,004,501
Tellus Brasil Participações S.A.	3,124,858	46,239	—	—	(53,089)	—	—	3,118,008
Gamiovapar Empreendimentos e Participações S.A.	591,606	646	—	—	(7,956)	—	—	584,296
Duguetiapar Empreendimentos e Participações S.A.	(2,338)	5,424	—	—	—	—	—	3,086
Radar II Propriedades Agrícolas S.A.	1,176,870	14,284	—	—	(22,116)	—	—	1,169,038
Radar Propriedades Agrícolas S.A.	255,348	1,096	—	—	(19,357)	—	—	237,087
Nova Agrícola Ponte Alta S.A.	430,599	5,261	—	—	(5,181)	—	—	430,679
Nova Amaralina S.A. Propriedades Agrícolas	38,998	2,739	—	—	(6,208)	—	—	35,529
Nova Santa Bárbara Agrícola S.A.	205,827	584	—	—	(15,659)	—	—	190,752
Terras da Ponte Alta S.A.	90,250	1,585	—	—	(3,715)	—	—	88,120
Paineira Propriedades Agrícolas S.A.	220,407	3,891	—	—	(4,145)	—	—	220,153
Manacá Propriedades Agrícolas S.A.	216,478	3,442	—	—	(3,731)	—	—	216,189
Castanheira Propriedades Agrícolas S.A.	284,845	2,169	—	—	(7,047)	—	—	279,967
Total	28,494,598	230,439	89,084	23,097	(1,745,209)	(1,193,741)	15,088	25,913,356

51

Notes to the condensed interim financial statements

(In thousands of Brazilian reais - R$, except when otherwise indicated)

6.3    Acquisition of subsidiaries

DIPI Holding Ltda.

On January 2, 2025, the subsidiary Cosan Lubrificantes e Especialidades S.A. (“CLE”) acquired 100% of the shares of DIPI Holding Ltda. and its subsidiary (“PAX Group”) for the amount of R$329,006. Of this amount, R$232,886 was paid on the transaction date, and the remaining R$96,120 is to be settled in two installments on the first and second anniversaries of the acquisition date. The net cash effect on the consolidated financials from the acquisition was R$213,086, considering the cash acquired from the PAX Group at the acquisition date and amounts owed by former shareholders to the PAX Group.

The first deferred installment is fixed. The second installment is an earn-out and is subject to adjustments based on the change in consolidated EBITDA between the closing date and the respective measurement periods. If the consolidated EBITDA is lower than the base EBITDA adjusted for inflation (based on Brazil’s IPCA index) during the period, the sellers will receive a proportionally reduced amount. Additionally, the second deferred installment may be increased cumulatively under the following conditions: (i) the first deferred installment is subject to a negative adjustment; (ii) the adjustment to the second installment is positive; and (iii) the EBITDA for the first period is equal to or exceeds 70% of the base EBITDA, adjusted for IPCA inflation between the closing and measurement dates, up to a maximum total deferred payment of R$100,000.

The acquisition was accounted for using the acquisition method, as provided for in IFRS 3 and CPC 15. The significant accounting policies applied include recognizing and measuring the identifiable assets acquired and liabilities assumed at their fair value on the acquisition date.

The PAX Group, based in Brazil, specializes in the production and sale of greases and lubricating oils, as well as the manufacture of plastic packaging for the lubricants market. The aim of the acquisition was:

•	To increase synergies in relation to supply chain planning,
•	Expand the product portfolio by increasing the mix,
•	Gain access to the restricted packaging market and
•	Incorporate knowledge of grease technologies and applications.

As of the acquisition date, the gain on the identifiable assets acquired totaled R$112,966, which was preliminarily allocated as follows:

•	Customer portfolio: R$63,655. The fair value was determined using the Multi-Period Excess Earnings Method (MPEEM), which considered a five-year sales history and the customer churn rate to estimate the retention rate. Based on these assumptions, discounted cash flows were calculated to determine the fair value adjustment.
•	Trade markets and patents: R$13,254. The fair value was determined using the Relief from Royalty Method (RRM), which relied on royalty rates practiced by comparable companies in the market (1.5%) to estimate the avoided royalty payments resulting from the acquired trademark, discounted to present value.
•	Inventories: R$2,794. The fair value was determined based on the market approach.
•	Property, plant and equipment: R$33,263. The fair value was assessed based on replacement cost.

On the acquisition date, preliminary goodwill of R$236,470 was recognized, representing the expected future economic benefits of the synergies arising from the acquisition. The balance of goodwill on June 30, 2025 is R$236,470, and there have been no significant changes since the acquisition date.

The consolidated income statement includes, since the acquisition date, revenues and net income in the amounts of R$206,535 and R$25,521, respectively, generated by the PAX Group.

Both the fair value and the gross contractual value of the receivables acquired total R$18,455. There are no expected losses due to non-realization of these receivables.

52

Notes to the condensed interim financial statements

(In thousands of Brazilian reais - R$, except when otherwise indicated)

The table below summarizes the values of the assets acquired and liabilities assumed on the acquisition date:

Transferred consideration
Cash transfer - on the closing date	232,886
Remaining installments	96,120
Transferred consideration	329,006

Identifiable assets acquired and liabilities assumed
Cash and cash equivalents	2,503
Trade receivables	18,455
Inventories	36,576
Income tax receivable	9,966
Judicial deposits	79
Other assets	36,570
Property, plant and equipment	70,491
Intangible assets and goodwill	313,378
Loans, borrowings and debentures	(77,002)
Trade payables	(6,810)
Employee benefits payables	(12,338)
Other current liabilities	(24,453)
Deferred tax liabilities	(38,409)
Net assets acquired	329,006
Cash received	(2,503)
Consideration transferred, net of cash	326,503

53

Notes to the condensed interim financial statements

(In thousands of Brazilian reais - R$, except when otherwise indicated)

7             Investment in joint ventures

The movements in the Parent Company investments in its jointly controlled companies were as follows:

	Raízen S.A.	Radar Gestão de Invest. S.A	Total
Shares issued by the joint venture	10,352,509,484	24,800,000
Shares held by Cosan	517,625,474	12,400,000
Cosan ownership interest	5.01%	50.00%
Balance as at January 1, 2025	1,184,466	8,606	1,193,072
Interest in earnings of joint ventures	(223,254)	2,181	(221,073)
Other comprehensive (losses) income	41,744	—	41,744
Balance as at June 30, 2025	1,002,956	10,787	1,013,743

The movements in the investment in subsidiaries together in the consolidated were as follows:

	Raízen S.A. (i)	Terminal Alvorada S.A.	Radar Gestão de Invest. S.A	Total
Shares issued by the joint venture	10,352,509,484	134,936,162	24,800,000
Shares held by Cosan	4,557,597,117	67,468,081	12,400,000
Cosan ownership interest	5.01%	50.00%	50.00%
Percentage of indirect interest(Cosan Nove)	25.86%	—	—
Total	30.87%	50.00%	50.00%

Balance as at January 1, 2025	10,495,317	41,121	8,606	10,545,044
Interest in earnings of joint ventures	(1,965,711)	(3,965)	2,181	(1,967,495)
Other comprehensive (losses) income	367,541	—	—	367,541
Dividends	—	15,000	—	15,000
Balance as at June 30, 2025	8,897,147	52,156	10,787	8,960,090

Raízen S.A.

(i)	The Company's total interest in Raízen S.A. is comprised of a 5.01% direct interest and a 39.09% indirect interest through Cosan Nove. The disclosed percentage of 25.86% refers to the economic benefit, calculated based on the result of Cosan S.A.'s interest in its subsidiary Cosan Nove (66.16%), multiplied by the indirect interest of 39.09%. In the Company's consolidated financial statements, direct and indirect interests are added together, and the impact related to the interest of non-controlling shareholders in Cosan Nove is presented in the income attributable to non-controlling shareholders line.
The joint venture’s statement of financial position and statement of profit or loss are disclosed in the explanatory note 4 - Information by segment.
As of June 30, 2025, the Company was in compliance with the covenants of the agreement governing the joint venture.

54

Notes to the condensed interim financial statements

(In thousands of Brazilian reais - R$, except when otherwise indicated)

8             Property, plant and equipment, intangible assets and goodwill, right-of-use assets and impairment loss
8.1          Property, plant and equipment
	Consolidated							Parent Company
	Land, buildings and improvements	Machines, equipment and installations	Wagons and locomotives	Permanent railways	Construction in progress	Other assets	Total	Total
Cost
Balance as at January 1, 2025	2,568,098	3,946,765	9,176,942	13,814,183	7,080,796	812,698	37,399,482	90,929
Additions	9,177	513	1,366	—	2,915,016	706	2,926,778	6,112
Write-offs	(23,649)	(147,470)	(89,806)	(5,725)	(77,409)	(14,551)	(358,610)	—
Transfers	3,274	106,609	1,467,635	1,079,447	(2,230,637)	30,288	456,616	(753)
Exchange differences	(23,610)	(45,290)	—	—	(6,168)	(31,727)	(106,795)	—
Business combination	47,689	26,364	—	—	—	(3,562)	70,491	—
Balance as at June 30, 2025	2,580,979	3,887,491	10,556,137	14,887,905	7,681,598	793,852	40,387,962	96,288

Depreciation
Balance as at January 1, 2025	(690,143)	(1,318,421)	(4,951,433)	(6,711,147)	(414,892)	(294,430)	(14,380,466)	(51,891)
Additions	(33,354)	(148,156)	(319,293)	(433,178)	—	(27,175)	(961,156)	(5,355)
Write-offs	14,073	123,429	82,477	—	—	12,460	232,439	—
Transfers	53	5,095	(372,509)	55,882	—	465	(311,014)	—
Exchange differences	5,499	17,309	—	—	—	16,281	39,089	—
Impairment	—	—	(258,466)	(380,465)	—	—	(638,931)	—
Balance as at June 30, 2025	(703,872)	(1,320,744)	(5,819,224)	(7,468,908)	(414,892)	(292,399)	(16,020,039)	(57,246)

Balance as at December 31, 2024	1,877,955	2,628,344	4,225,509	7,103,036	6,665,904	518,268	23,019,016	39,038
Balance as at June 30, 2025	1,877,107	2,566,747	4,736,913	7,418,997	7,266,706	501,453	24,367,923	39,042

55

Notes to the condensed interim financial statements

(In thousands of Brazilian reais - R$, except when otherwise indicated)

8.2          Intangible assets and goodwill
	Consolidated								Parent Company
	Goodwill	Concession right	Licenses	Brands and patents	Customer relationships	Other	Supply Agreement	Total	Total
Cost
Balance as at January 1, 2025	1,585,021	28,907,633	268,212	196,070	3,078,762	787,743	574,363	35,397,804	26,857
Additions	—	—	—	—	45,260	37,755	—	83,015	1,923
Write-offs	(4,419)	(110,050)	—	—	—	(49)	—	(114,518)	—
Business combination	236,470	—	—	13,255	63,653	—	—	313,378	—
Transfers (i)	—	705,960	—	—	770	63,636	—	770,366	752
Exchange differences	(84,159)	(6,258)	(4,738)	(16,930)	(166,428)	(8,056)	—	(286,569)	—
Balance as at June 30, 2025	1,732,913	29,497,285	263,474	192,395	3,022,017	881,029	574,363	36,163,476	29,532

Amortization
Balance as at January 1, 2025	—	(6,752,828)	(79,868)	(9,201)	(1,736,395)	(488,727)	—	(9,067,019)	(16,984)
Additions	—	(544,056)	(3,485)	(242)	(138,102)	(31,535)	—	(717,420)	(1,107)
Write-offs	—	44,673	—	—	—	—	—	44,673	—
Transfers (i)	—	5,297	—	—	—	3	—	5,300	—
Exchange differences	—	6,258	(223)	—	49,416	1,176	—	56,627	—
Impairment	—	—	—	—	—	(7,793)	—	(7,793)	—
Balance as at June 30, 2025	—	(7,240,656)	(83,576)	(9,443)	(1,825,081)	(526,876)	—	(9,685,632)	(18,091)

Balance as at December 31, 2024	1,585,021	22,154,805	188,344	186,869	1,342,367	299,016	574,363	26,330,785	9,873
Balance as at June 30, 2025	1,732,913	22,256,629	179,898	182,952	1,196,936	354,153	574,363	26,477,844	11,441

(i)	The amount of transfers also includes a portion of R$60,880 of intangible assets, which was reclassified to financial assets (R$50,309, period ended June 30, 2024).

56

Notes to the condensed interim financial statements

(In thousands of Brazilian reais - R$, except when otherwise indicated)

8.3          Right-of-use assets
	Consolidated								Parent Company
	Land, buildings and improvements	Machine, equipment, and installations	Wagons and locomotives	Software	Vehicles	Floating storage and regasification	Railway and port infrastructure	Total	Total
Cost
Balance as at January 1, 2025	646,024	589,214	957,260	87,720	176,697	1,594,434	8,980,587	13,031,936	44,079
Additions	85,248	15,666	—	—	83,167	—	—	184,081	—
Contractual adjustments	7,708	27,978	11,048	259	(7,031)	—	124,619	164,581	—
Write-offs	(4,439)	(44,627)	—	—	(332)	—	—	(49,398)	—
Transfers	—	—	(686,837)	—	—	—	—	(686,837)	—
Exchange differences	(32,790)	(4,120)	—	—	(15,771)	—	—	(52,681)	—
Fair value adjustment	1,207	—	—	—	—	—	—	1,207	—
Balance as at June 30, 2025	702,958	584,111	281,471	87,979	236,730	1,594,434	9,105,206	12,592,889	44,079

Amortization
Balance as at January 1, 2025	(321,130)	(209,627)	(505,145)	(29,853)	(54,645)	(116,379)	(1,836,406)	(3,073,185)	(26,522)
Additions	(78,035)	(34,829)	(8,813)	(2,380)	(28,004)	(39,947)	(128,226)	(320,234)	(1,742)
Write-offs	2,551	23,373	—	—	1,121	—	—	27,045	35
Transfers	252	—	372,463	—	—	—	—	372,715	252
Exchange differences	16,283	2,494	—	—	2,000	—	—	20,777	—
Impairment	—	—	—	—	—	—	(36,415)	(36,415)	—
Balance as at June 30, 2025	(380,079)	(218,589)	(141,495)	(32,233)	(79,528)	(156,326)	(2,001,047)	(3,009,297)	(27,977)

Balance as at December 31, 2024	324,894	379,587	452,115	57,867	122,052	1,478,055	7,144,181	9,958,751	17,557
Balance as at June 30, 2025	322,879	365,522	139,976	55,746	157,202	1,438,108	7,104,159	9,583,592	16,102

57

Notes to the condensed interim financial statements

(In thousands of Brazilian reais - R$, except when otherwise indicated)

8.4          Impairment loss

Impairment Loss at Rumo Malha Sul S.A.

As a result of the extreme weather events that impacted the state of Rio Grande do Sul in the second quarter of 2024, the railway infrastructure of Rumo Malha Sul SA (“Rumo Malha Sul”) suffered significant damage.

During the semester ended June 30, 2025, considering the persistence of loss indicators and the fact that the assets were destroyed or had their use rendered unfeasible for an indefinite period, Rumo Malha Sul constituted a provision for reduction to recoverable value in the amount of R$683,139.

9             Income taxes

a) Reconciliation of income tax and social contribution expenses:

	Parent Company				Consolidated
	Period of three months ended June 30,		Period of six months ended June 30,		Period of three months ended June 30,		Period of six months ended June 30,
	2025	2024	2025	2024	2025	2024	2025	2024
Profit (loss) before taxes	(786,271)	(723,993)	(1,914,946)	(1,386,329)	34,525	(1,078,007)	(854,340)	(830,099)
Income tax and social contribution at nominal rate (34%)	267,332	246,158	651,082	471,352	(11,739)	366,522	290,476	282,234
Adjustments for calculating the effective rate
Interest in earnings of investees (non-taxable income)	(15,937)	273,614	(227,223)	538,234	(254,608)	439,857	(635,407)	462,593
Differences in tax rates on earnings from operating profit	(10,903)	(28,470)	(10,903)	(28,470)	(11,946)	(29,157)	(50,693)	(31,001)
Granted income tax incentive	—	—	—	—	108,778	106,270	185,486	197,306
Interest on shareholders’ equity	—	—	—	—	(325)	—	(2,579)	—
Non-deductible expenses (donations, gifts, etc.)	—	—	—	—	301	(6,892)	(6,088)	(8,783)
Tax losses not recognized	(413,940)	—	(1,291,185)	—	(651,579)	(866,940)	(1,710,492)	(934,090)
ICMS benefit - extemporaneous tax credits	—	—	—	—	—	24,635	—	25,645
ICMS benefit - current year	—	—	—	—	—	(5,614)	—	(521)
Provision for non-realization of the benefit of the federative covenant	—	—	—	—	—	885	(145)	885
Provision for non-realization of the benefit of the federative covenant - Interest and fine	—	—	—	—	—	18,205	—	25,851
Selic on indebtedness	7,441	5,913	12,428	9,957	14,355	17,843	25,521	36,984
Rate differential	—	—	—	—	29,641	52,459	54,146	52,459
Other	6,236	(330)	46,811	(24,026)	174,500	(9,551)	200,618	14,598
Income tax and social contribution (current and deferred)	(159,771)	496,885	(818,990)	967,047	(602,622)	108,522	(1,649,157)	124,160

Effective rate - %	20.32%	(68.63)%	42.77%	(69.76)%	(1745.47)%	(10.07)%	193.03%	(14.96)%

58

Notes to the condensed interim financial statements

(In thousands of Brazilian reais - R$, except when otherwise indicated)

b) Deferred income tax assets and liabilities:

Bellow are presented the tax effects of temporary differences that give rise to significant parts of the Company's deferred tax assets and liabilities:

	Parent Company		Consolidated
	June 30, 2025	December 31, 2024	June 30, 2025	December 31, 2024
Deferred tax assets from:
Income taxes losses	—	—	1,759,798	1,699,262
Negative base of social contribution	—	—	591,696	560,110
Temporary differences:
Foreign exchange variation -Loans and borrowings	1,155,735	2,159,160	1,329,599	2,669,489
Provision for lawsuits	57,505	64,335	271,635	272,886
Impairment provision (Rumo Malha Oeste)	—	—	35,125	23,436
Post-employment benefit obligation	—	—	130,591	128,046
Provisions for uncertain tax credits and tax losses	—	—	48,561	44,202
Provision for non-recoverability of taxes	2,580	2,580	68,411	70,719
Share-based payment transactions	23,565	19,336	120,105	103,454
Leases	2,165	2,347	226,151	312,402
Unrealized loss with derivatives	241,377	—	604,880	390,622
Fair value adjustment on debt	—	—	6,263	—
Provisions for profit sharing	9,679	11,212	66,665	131,254
Business combination - Intangible assets	—	—	102,308	124,628
Business combination - Fixed assets	—	—	1,854	1,854
Other provisions	163,773	140,077	707,220	682,385
Deferred tax on pre-operating income	—	—	72,893	79,402
Regulatory asset (liability)	—	—	9,079	8,396
Other	56,092	48,365	249,627	321,966
Total	1,712,471	2,447,412	6,402,461	7,624,513
Deferred tax liabilities from::
Temporary differences
Foreign exchange variation - Loans and borrowings	—	—	(38,193)	(347)
Provision for lawsuits	—	—	—	(107)
Useful life review	—	—	(696,949)	(531,081)
Business combination - Fixed assets	—	—	(155,711)	(161,784)
Tax goodwill	—	—	(606,935)	(645,297)
Unrealized income with derivatives	—	(156,611)	(362,433)	(369,763)
Fair value adjustment on debt	—	—	(537,181)	(801,022)
Marketable securities	(3,409)	—	(3,409)	—
Investment properties	—	—	(477,090)	(496,395)
Goods intended for sale	—	—	(2,824)	(962)
Effects on the formation of joint ventures	(101,272)	(102,070)	(101,272)	(167,196)
Business Combination – Intangible assets	—	—	(4,978,142)	(4,990,657)
Post-employment obligations	—	—	(4,810)	(4,810)
Share-based payment transactions	—	—	(16,647)	—
Leases	—	—	(9,272)	(11,557)
Provision	(449,153)	(449,153)	(449,153)	(449,153)
Other	—	18,832	(477,044)	(472,592)
Total	(553,834)	(689,002)	(8,917,065)	(9,102,723)

Total deferred taxes recorded	1,158,637	1,758,410	(2,514,604)	(1,478,210)
Deferred tax assets	1,158,637	1,758,410	3,488,404	4,495,296
Deferred tax liabilities	—	—	(6,003,008)	(5,973,506)
Total deferred, net	1,158,637	1,758,410	(2,514,604)	(1,478,210)

59

Notes to the condensed interim financial statements

(In thousands of Brazilian reais - R$, except when otherwise indicated)

c) Changes in deferred tax assets and liabilities:

	Parent Company
Asset	Unrealized loss with derivatives	Provisions	Leases	Employee Benefits	Other	Total
Balance as at January 1, 2025	—	206,992	2,347	30,548	2,207,525	2,447,412
Impact on the result of the period	241,377	16,866	(182)	2,696	7,726	268,483
Foreing exchange differences	—	—	—	—	(1,003,424)	(1,003,424)
Balance as at June 30, 2025	241,377	223,858	2,165	33,244	1,211,827	1,712,471

	Parent Company
Liabilities	Effects on the formation of joint ventures	Unrealized loss with derivatives	Provisions	Others	Total
Balance as at January 1, 2025	(102,070)	(156,611)	(449,153)	18,832	(689,002)
Credited / charged from incomefor the period	798	156,611	—	(241,458)	(84,049)
Recognized in shareholders' equity	—	—	—	8,498	8,498
Cosan Oito incorporation	—	—	—	210,719	210,719
Balance as at June 30, 2025	(101,272)	—	(449,153)	(3,409)	(553,834)

Total deferred taxes recognized					1,158,637

60

Notes to the condensed interim financial statements

(In thousands of Brazilian reais - R$, except when otherwise indicated)

	Consolidated
Asset	Tax loss and negative basis	Unrealized gains on derivatives	Provisions	Leases	Employee Benefits	Post-employment obligations	Intangible assets	Others	Total
Balance as at January 1, 2025	2,259,372	390,622	1,093,628	312,402	234,708	128,046	124,628	3,081,107	7,624,513
Credited / charged from income for the period	92,122	214,258	75,733	(86,251)	(47,938)	2,545	(22,320)	(48,353)	179,796
Recognized in shareholders' equity	—	—	—	—	—	—	—	(23,549)	(23,549)
Foreign exchange differences	—	—	—	—	—	—	—	(1,339,890)	(1,339,890)
Business combination	—	—	(38,409)	—	—	—	—	—	(38,409)
Balance as at June 30, 2025	2,351,494	604,880	1,130,952	226,151	186,770	130,591	102,308	1,669,315	6,402,461

	Consolidated
Liabilities	Effects on the formation of joint ventures	Unrealized gains on derivatives	Provisions	Leases	Post-employment obligations	Intangible assets	Property, plant and equipment	Fair value adjustment	Others	Total
Balance as at January 1, 2025	(167,196)	(369,763)	(449,260)	(11,557)	(4,810)	(4,990,657)	(531,081)	(801,022)	(1,777,377)	(9,102,723)
Impact on the result for the period	65,924	7,330	107	2,285	—	12,515	(165,868)	263,841	(476)	185,658
Balance as at June 30, 2025	(101,272)	(362,433)	(449,153)	(9,272)	(4,810)	(4,978,142)	(696,949)	(537,181)	(1,777,853)	(8,917,065)

Total deferred taxes recorded										(2,514,604)

d) Uncertainties about the treatment of income tax

The Company is engaged in administrative and judicial discussions with Brazilian tax authorities regarding certain interpretations and tax positions adopted in the calculation of Corporate Income Tax (“IRPJ”) and Social Contribution on Net Income (“CSLL”). The final determination of these matters is uncertain and may be influenced by factors external to the Company, such as changes in case law and modifications to tax laws and regulations. In accordance with IFRIC 23/ICPC 22 - Uncertainty over Treatment of Income Taxes (“IFRIC 23/ICPC 22”), the Company assesses, for each uncertain tax treatment, whether it is probable that the tax authority will accept the treatment used or planned in the calculation of the taxes.

Only in cases where the Company concludes that it is not likely that the tax authority will accept the uncertain tax treatment, the effects of the uncertainty are recognized based on the best method of predicting the resolution of the issue, either at the most probable value or at the expected value.

The tax positions adopted by the Company are based on the opinions of specialized legal advisors. The Company is subject to review by tax authorities regarding income tax for a period of up to 10 years, depending on the jurisdiction in which it operates.

As of June 30, 2025, the total amount of amounts assessed and under discussion with the tax authorities regarding these issues, in which it is likely that the tax authority will accept the uncertain tax treatment, was R$1,155,232 in the Parent Company (R$1,395,568 as of December 31, 2024) and R$7,062,328 in the Consolidated (R$7,052,491 as of December 31, 2024).

61

Notes to the condensed interim financial statements

(In thousands of Brazilian reais - R$, except when otherwise indicated)

10           Provision for legal proceedings and judicial deposits

a) Probable losses and judicial deposits:

	Provision for legal proceedings
	Parent Company		Consolidated
	June 30, 2025	December 31, 2024	June 30, 2025	December 31, 2024
Tax	159,804	198,385	639,596	745,896
Civil, environmental and regulatory	63,526	59,989	900,221	818,422
Labor	43,635	50,233	505,041	480,315
Total	266,965	308,607	2,044,858	2,044,633

	Judicial deposits
	Parent Company		Consolidated
	June 30, 2025	December 31, 2024	June 30, 2025	December 31, 2024
Tax	363,296	390,148	792,916	801,723
Civil, environmental and regulatory	15,275	14,675	142,209	134,058
Labor	11,496	12,146	119,406	120,909
Total	390,067	416,969	1,054,531	1,056,690

Changes in provisions for lawsuits:

	Parent Company
	Tax	Civil, environmental and regulatory	Labor	Total
Balance as at January 1, 2025	198,385	59,989	50,233	308,607
Provisioned in the period	31,200	6,953	1,328	39,481
Write-offs by reversal / payment	(14,655)	(7,405)	(6,091)	(28,151)
Interest (i)	(2,198)	3,989	(1,835)	(44)
Transfer	(52,928)	—	—	(52,928)
Balance as at June 30, 2025	159,804	63,526	43,635	266,965

	Consolidated
	Tax	Civil, environmental and regulatory	Labor	Total
Balance as at January 1, 2025	745,896	818,422	480,315	2,044,633
Provisioned in the period	35,263	46,300	74,970	156,533
Write-offs by reversal / payment	(24,164)	(53,307)	(95,977)	(173,448)
Transfer	(124,484)	—	—	(124,484)
Interest (i)	7,085	88,806	45,733	141,624
Balance as at June 30, 2025	639,596	900,221	505,041	2,044,858

(i) Includes interest write-off due to reversal.

The Company has debts secured by assets or by means of a cash deposit, bank guarantee or surety insurance.

62

Notes to the condensed interim financial statements

(In thousands of Brazilian reais - R$, except when otherwise indicated)

The Company has probable indemnity lawsuits in addition to those mentioned; as they represent contingent assets, they have not been reported.

Tax

The main tax lawsuits for which the risk of loss is considered probable are described below:

	Parent Company		Consolidated
	June 30, 2025	December 31, 2024	June 30, 2025	December 31, 2024
Compensation with FINSOCIAL	—	—	343,906	337,351
INSS	82,912	80,576	112,991	101,399
ICMS credit	14,478	14,217	65,491	64,708
PIS and COFINS	5,020	34,073	5,368	34,412
IPI	22,973	58,002	22,973	64,969
Other	34,421	11,517	88,867	143,057
Total	159,804	198,385	639,596	745,896

Labor claims

The Company and its subsidiaries are parties to labor claims filed by former employees and outsourced service providers claiming among other things, compensation and indemnities.

Additionally, the Company has public civil actions filed by the Labor Prosecutor's Office regarding alleged non-compliance with labor standards, working conditions and working environment. For claims deemed to have merit, the Company has signed Conduct Adjustment Agreements with the Brazilian authorities.

Civil, Environmental and Regulatory

The Company and its subsidiaries are involved in a number of Indemnity Lawsuits, Public Civil Actions, and Administrative Proceedings where, in the opinion of its legal counsel, the risk of loss is probable.

b) Possible losses

The main lawsuits for which the risk of loss is considered possible are described below:

	Parent Company		Consolidated
	June 30, 2025	December 31, 2024	June 30, 2025	December 31, 2024
Tax	3,277,509	3,324,448	8,147,463	8,624,545
Civil, environmental and regulatory	1,161,835	1,111,756	7,203,384	6,569,528
Labor	19,417	10,189	722,970	690,535
Total	4,458,761	4,446,393	16,073,817	15,884,608

63

Notes to the condensed interim financial statements

(In thousands of Brazilian reais - R$, except when otherwise indicated)

Tax

	Parent Company		Consolidated
	June 30, 2025	December 31, 2024	June 30, 2025	December 31, 2024
Isolated fine - Federal tax	—	—	845,618	847,582
ICMS -Tax on circulation of goods	1,168,505	1,151,523	2,939,340	2,996,997
IRRF	—	—	899,563	869,346
PIS and COFINS	1,210,768	1,297,612	1,794,104	2,174,274
MP 470 installment of debts	259,318	253,793	259,318	253,793
Stock Grant Plan	—	—	32,484	32,087
IOF on loans	—	—	50,987	195,098
Reward Credit Compensation	159,622	157,959	159,622	157,959
IPI - Tax on industrialized products	177,590	189,971	384,208	333,185
INSS	138,281	76,763	219,460	159,983
IPTU - Urban Property Tax	—	—	136,786	128,700
Other	163,425	196,827	425,973	475,541
Total	3,277,509	3,324,448	8,147,463	8,624,545

Civil, environmental and regulatory

	Parent Company		Consolidated
	June 30, 2025	December 31, 2024	June 30, 2025	December 31, 2024
Civil	1,107,150	1,059,547	3,894,987	3,355,370
Environmental	53,981	51,540	1,742,546	1,691,409
Regulatory	704	669	1,565,851	1,522,749
Total	1,161,835	1,111,756	7,203,384	6,569,528
11           Shareholders’ equity

a) Treasury shares

As of January 14, 2025, the Company repurchased 4,200,000 treasury shares for R$34,022 at an average cost of R$8.10 per share.

As of June 30, 2025, the Company had 7,894,568 shares in treasury (compared to 3,747,965 shares as of December 31, 2024), whose market price was R$6.86.

64

Notes to the condensed interim financial statements

(In thousands of Brazilian reais - R$, except when otherwise indicated)

b) Payable dividends

Change in dividends payable

	Parent Company	Consolidated
Balance as at January 1, 2025	3,495	96,722
Declared dividends	—	1,745,209
Dividends paid to preferred shareholders	—	(371,000)
Dividends paid	—	(1,331,630)
Other movements	(3,456)	(3,426)
Balance as at June 30, 2025	39	135,875

c) Share capital

On April 30, 2025, at the Annual General Meeting (“AGOE”), the Company’s shareholders approved the reduction of the Company’s share capital in the amount of R$649,806, with the objective of absorbing the balance of the Accumulated Losses account.

12           Earnings per share

The following table presents the calculation of earnings per share (in thousands of reais, except for amounts per share).

	Period of three months ended June 30,		Period of six months ended June 30,
	2025	2024	2025	2024
Loss attributable to holders of common shares of Company used in calculating basic earnings per share	(946,042)	(227,108)	(2,733,936)	(419,282)
Dilutive effect of the subsidiaries' share-based plan	(59)	—	(59)	—
Loss attributable to holders of common shares of the Company used in the calculation of diluted earnings per share	(946,101)	(227,108)	(2,733,995)	(419,282)

Weighted average number of common shares outstanding - basic (in thousands of shares)
Basic	1,858,658	1,861,482	1,858,651	1,863,883
Share repurchases	(410)	—	(410)	—
Diluted	1,858,248	1,861,482	1,858,241	1,863,883

Loss per share
Basic	R$ (0.51)	R$ (0.12)	R$ (1.47)	R$ (0.22)
Diluted	R$ (0.51)	R$ (0.12)	R$ (1.47)	R$ (0.22)

Diluting instruments

Share repurchase plan: 410,120 shares related to the Company's share repurchase plan were included in the calculation of diluted earnings (loss) per share, as their potential effect is to reduce earnings per share (or increase losses per share, in the event of a negative result).

65

Notes to the condensed interim financial statements

(In thousands of Brazilian reais - R$, except when otherwise indicated)

Anti-dilution instruments

Share-based payment plan: 4,938,979 shares (9,143,952 as of June 30, 2024) related to the Company's share-based payment plan were analyzed for the calculation of diluted earnings per share. However, these actions did not have an impact on the calculation of diluted earnings per share for the six-month period ended June 30, 2025, as their potential effect would be to increase earnings per share (or reduce loss per share), characterizing them as anti-dilutive.

On June 27, 2025, Management approved the incorporation of the non-controlling interest of the subsidiary Rumo Malha Norte, through an exchange ratio of 3,959 shares to be issued by the Company. The transaction would also result in an increase of R$730 in profit or loss, due to the equity method. These effects would imply an increase in earnings per share and, therefore, are classified as antidilutive for the period.

13           Net sales

In the following table presents a breakdown of gross revenue from product and services sales:

	Consolidated
	Period of three months ended June 30,		Period of six months ended June 30,
	2025	2024	2025	2024
Gross revenue from the sale of products and services	11,957,826	12,227,580	23,083,341	23,521,298
Construction revenue	364,324	381,153	668,454	701,184
Indirect taxes and other deductions	(1,844,498)	(1,914,725)	(3,611,542)	(3,686,418)
Net sales	10,477,652	10,694,008	20,140,253	20,536,064

In the following table, revenue is disaggregated by products and service lines and timing of revenue recognition:

	Consolidated
	Period of three months ended June 30,		Period of six months ended June 30,
	2025	2024	2025	2024
At a point in time
Natural gas distribution	3,486,299	3,919,982	6,913,426	7,631,403
Lubricants, base oil and other	2,121,227	2,360,313	4,308,099	4,593,385
Lease and sale of property	184,336	153,404	336,414	289,970
Other	486,121	101,179	964,513	204,903
	6,277,983	6,534,878	12,522,452	12,719,661
Over time
Railroad transportation services	3,522,351	3,417,565	6,316,446	6,415,328
Construction revenue	364,325	381,153	668,454	701,184
Container operations	189,042	157,172	361,697	305,425
Other services	125,043	220,647	279,754	427,168
	4,200,761	4,176,537	7,626,351	7,849,105

Eliminations	(1,092)	(17,407)	(8,550)	(32,702)

Total net sales	10,477,652	10,694,008	20,140,253	20,536,064

66

Notes to the condensed interim financial statements

(In thousands of Brazilian reais - R$, except when otherwise indicated)

14           Costs and expenses by nature

Expenses are presented in the statement of profit or loss by function. The income reconciliation by nature/purpose is as follows:

	Parent Company				Consolidated
	Period of three months ended June 30,		Period of six months ended June 30,		Period of three months ended June 30,		Period of six months ended June 30,
	2025	2024	2025	2024	2025	2024	2025	2024
Raw materials	—	—	—	—	(1,624,440)	(1,828,869)	(3,350,139)	(3,544,031)
Commodity cost (natural gas)	—	—	—	—	(2,608,667)	(2,827,752)	(5,399,586)	(5,571,285)
Railroad transport and port elevation expenses	—	—	—	—	(808,728)	(661,346)	(1,436,481)	(1,416,070)
Other transport	—	—	—	—	(174,132)	(106,594)	(252,187)	(232,128)
Depreciation and amortization	(5,079)	(3,929)	(9,792)	(7,780)	(994,855)	(926,461)	(1,960,208)	(1,833,725)
Personnel expenses	(61,989)	(67,895)	(116,086)	(134,740)	(815,054)	(755,384)	(1,594,180)	(1,475,852)
Construction cost	—	—	—	—	(364,325)	(381,154)	(668,454)	(701,184)
Third-party services expenses	(15,416)	(10,518)	(28,576)	(24,035)	(221,171)	(278,221)	(396,724)	(530,754)
Selling expenses	(5)	(24)	(18)	(39)	(128,509)	(9,801)	(231,192)	(19,748)
Cost of properties sold	—	—	—	—	(22,677)	—	(31,840)	—
Other	4,875	(29,152)	18,921	(48,607)	(220,100)	(349,932)	(428,661)	(673,833)
	(77,614)	(111,518)	(135,551)	(215,201)	(7,982,658)	(8,125,514)	(15,749,652)	(15,998,610)

Cost of sales	—	—	—	—	(6,881,505)	(7,137,604)	(13,673,411)	(14,066,041)
Selling expenses	—	—	—	—	(457,529)	(376,497)	(897,585)	(737,901)
General and administrative expenses	(77,614)	(111,518)	(135,551)	(215,201)	(643,624)	(611,413)	(1,178,656)	(1,194,668)
Total	(77,614)	(111,518)	(135,551)	(215,201)	(7,982,658)	(8,125,514)	(15,749,652)	(15,998,610)

67

Notes to the condensed interim financial statements

(In thousands of Brazilian reais - R$, except when otherwise indicated)
15           Other operation income (expenses), net

	Parent Company				Consolidated
	Period of three months ended June 30,		Period of six months ended June 30,		Period of three months ended June 30,		Period of six months ended June 30,
	2025	2024	2025	2024	2025	2024	2025	2024
Tax credits	113	8,398	113	8,398	(491)	10,242	2,489	22,766
Loss on disposals of non-current assets and intangible assets	—	—	—	(7)	(647)	(38,746)	(35,612)	(40,261)
Result on sale of investments	—	—	206,388	—	—	(383,205)	206,388	(383,205)
Net effect of provisions for legal proceedings, legal claims, recoverables and tax installments	(18,333)	6,964	(53,921)	(3,877)	(58,515)	(68,041)	(143,507)	(149,301)
Result of commercial operations (i)	—	—	—	—	100,747	—	494,895	—
Contractual agreement and others	—	—	—	—	—	189,736	—	302,412
Reversal of other provisions	—	—	—	—	—	291,032	—	291,032
Other income	13,223	33,071	16,072	34,801	33,896	132,109	180,720	149,979
Net impairment loss (ii)	—	—	—	—	(397,531)	(2,574,817)	(683,139)	(2,574,817)
Gain from corporate restructuring	—	—	—	—	—	168,855	—	168,855
Loss of profits and material damages of fixed assets (iii)	—	—	—	—	514,372	—	514,372	—
Other	(2,928)	(19,799)	(2,651)	(24,920)	(100,568)	(136,208)	(206,821)	(195,742)
Total	(7,925)	28,634	166,001	14,395	91,263	(2,409,043)	329,785	(2,408,282)

(i)	Refers substantially to the result of certain commercial contracts, carried out by the subsidiary Compass on June 30, 2025.
(ii)	The balance includes a provision for the write-off of the residual value of the assets of the subsidiary Rumo Malha Sul SA, impacted by extreme weather events that occurred in Rio Grande do Sul.
(iii)	The balance consists of R$70,000 from Rumo SA and R$444,372 from Moove as described in explanatory Note 2.1.

68

Notes to the condensed interim financial statements

(In thousands of Brazilian reais - R$, except when otherwise indicated)

16           Financial results, net

The details of financial income and expenses are as follows:

	Parent Company				Consolidated
	Period of three months ended June 30,		Period of six months ended June 30,		Period of three months ended June 30,		Period of six months ended June 30,
	2025	2024	2025	2024	2025	2024	2025	2024
Cost of gross debt
Interest on debt	(520,472)	(435,267)	(1,025,453)	(832,452)	(1,577,833)	(1,442,349)	(3,310,838)	(2,846,862)
Monetary and exchange rate variation	172,588	(853,139)	824,777	(1,007,970)	797,799	(2,550,103)	2,600,536	(3,061,950)
Derivatives and fair value measurement	(384,881)	1,023,960	(1,490,851)	937,501	(1,088,047)	1,733,569	(3,112,427)	2,177,978
Amortization of borrowing costs	(6,255)	(3,677)	(77,266)	(6,921)	(37,183)	(28,382)	(382,026)	(47,056)
Discounts obtained from financial operations	—	—	—	—	(8,541)	—	186,681	—
Guarantees and warranties	—	—	—	—	(4,142)	(8,779)	(8,656)	(17,402)
	(739,020)	(268,123)	(1,768,793)	(909,842)	(1,917,947)	(2,296,044)	(4,026,730)	(3,795,292)
Income from financial investments and exchange rate in cash and cash equivalents	108,448	21,755	273,776	58,907	562,509	502,884	1,188,563	948,223
Changes in fair value of investments in listed entities	(17,288)	—	5,415	—	(17,288)	—	5,415	—
	91,160	21,755	279,191	58,907	545,221	502,884	1,193,978	948,223
Cost of debt, net	(647,860)	(246,368)	(1,489,602)	(850,935)	(1,372,726)	(1,793,160)	(2,832,752)	(2,847,069)
Other charges and monetary variations
Interest on other receivables	13,162	14,894	39,733	28,577	164,067	132,311	330,760	249,322
Monetary variation on leases and concessions agreements	—	—	—	—	(131,108)	(121,557)	(245,312)	(240,362)
Interest on leases	(628)	(776)	(1,290)	(1,599)	(158,692)	(157,544)	(317,646)	(296,290)
Interest on shareholder's equity	—	—	—	—	(8,806)	—	(9,420)	—
Interest on contingencies and contracts	2,268	(49,914)	(39,149)	(62,679)	(104,014)	(290,895)	(292,417)	(382,623)
Interest on sectorial assets and liabilities	—	—	—	—	(29,678)	(35,066)	(51,336)	(55,825)
Bank charges and other	(7,724)	(15,034)	(23,045)	(21,684)	(37,436)	30,887	(76,778)	21,673
Foreign exchange, net	(13,078)	(1,148,658)	236,259	(1,860,245)	(124,494)	(286,779)	(210,982)	(749,958)
	(6,000)	(1,199,488)	212,508	(1,917,630)	(430,161)	(728,643)	(873,131)	(1,454,063)
Financial results, net	(653,860)	(1,445,856)	(1,277,094)	(2,768,565)	(1,802,887)	(2,521,803)	(3,705,883)	(4,301,132)
Reconciliation
Finance expenses	(623,490)	(625,774)	(1,387,451)	(1,155,309)	(2,060,943)	(2,130,752)	(4,774,585)	(3,995,308)
Finance income	111,488	42,188	336,030	100,371	716,707	726,385	1,754,607	1,341,486
Exchange variation, net	421,118	(1,514,581)	1,500,402	(1,852,577)	794,492	(2,442,818)	2,588,455	(2,974,036)
Derivatives	(562,976)	652,311	(1,726,075)	138,950	(1,253,143)	1,325,382	(3,274,360)	1,326,726
Financial results, net	(653,860)	(1,445,856)	(1,277,094)	(2,768,565)	(1,802,887)	(2,521,803)	(3,705,883)	(4,301,132)

69

Notes to the condensed interim financial statements

(In thousands of Brazilian reais - R$, except when otherwise indicated)

17           Share-based payment

The Company and its subsidiaries have Share-Based Compensation Plans that are payable in shares and cash.

a) Change in outstanding share grants

The movement in the number of open awards is as follows:

	Parent Company	Consolidated
Balance as at January 1, 2025	8,345,147	16,624,911
Exercised/canceled/other	(149,162)	(1,080,173)
Balance as at June 30, 2025	8,195,985	15,544,738

b) Expense recognized in profit or loss

Share-based compensation expense included in the statement of profit or loss for the period ended June 30, 2025 were R$44,618 (R$81,258 as of June 30, 2024).

18           Subsequent events

Sale of the Santa Elisa plant

On July 15, 2025, Raízen S.A. announced the indefinite discontinuation of operations at Usina Santa Elisa. As part of the decision, it entered into sales contracts for up to 3.6 million tons of sugarcane for approximately R$1.045 billion, with payment to be made in cash. The proceeds will be used to reduce debt. The transaction is subject to CADE approval and other contractual conditions.

Publication of normative resolution no. 72/2025 by ARGEGS

On July 23, 2025, the Agência Estadual de Regulação dos Serviços Públicos Delegados do Rio Grande do Sul ("ARGEGS") published Normative Resolution No. 72/2025, which establishes the mechanism for updating and recovering variations in gas and transportation prices in piped gas distribution service tariffs. Based on the resolution, the indirect subsidiary Sulgás will begin to record monthly the sectoral financial assets and liabilities obtained by the difference between the actual cost and the cost considered in tariff adjustments. Therefore, the accounting policy disclosed in the Financial Statements as of December 31, 2024, will be changed prospectively as of the date of publication of the normative resolution. The impact of applying the resolution on initial retroactive recognition is under evaluation by the Company.

Sale of distributed generation assets

On July 24, 2025, Raízen S.A. announced the sale of 55 distributed generation plants, with a total capacity of up to 142 MWp, for approximately R$600 million. The proceeds will be received upon transfer of the plants, which is expected by March 2026. The transaction marks the end of the joint venture with Grupo Gera and is subject to approval by the Brazilian Antitrust Authority (CADE) and other contractual conditions.

Impacts of the US Executive Order

On July 30, 2025, the United States government signed an Executive Order imposing an additional 40% tariff on certain Brazilian products.

Therefore, the Company and its subsidiaries assessed the potential impacts of this measure on their foreign sales and supply chain. They concluded that the provisions of the Executive Order do not have a material impact on their operations, given their low dependence on exports to the United States and the insignificant share of their commercial activities that the products affected by the tariffs represent.

Management continuously monitors international regulations and will adopt the necessary measures to ensure compliance and mitigate potential impacts, reinforcing its market diversification strategy.

Corporate Reorganization of Rumo Malha Norte

On July 30, 2025, the recess period ended without the exercise of the rights of the non-controlling shareholders of the indirect subsidiary Rumo Malha Norte. Consequently, the subsidiary Rumo began the process of operationalizing the delivery of shares to incorporate the 0.26% stake. The base date for the transfer of shares will be August 14, 2025.

70

Notes to the condensed interim financial statements

(In thousands of Brazilian reais - R$, except when otherwise indicated)

Interest payment on Vale SA's equity

On July 31, 2025, Vale's board of directors approved the distribution of interest on equity (JCP) in the gross amount of R$1.895387417 per share.

Partial spin-off of Raízen S.A. to Raízen Energia S.A.

On July 31, 2025, the partial spin-off of the jointly controlled Raízen S.A. was approved, with the transfer of part of its assets to Raízen Energia S.A. (“RESA”), effective as of August 10, 2025. The purpose of the transaction was to reorganize the Raízen Group, without changing the share capital or issuing new shares. All assets, rights, and obligations transferred were fully assumed by RESA, ensuring operational and accounting continuity.

71

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 14, 2025

COSAN S.A.
By:	/s/ Rodrigo Araujo Alves
Name: Rodrigo Araujo Alves
Title: Chief Financial Officer